Manulife Financial

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Manulife Financial Corporation
First Quarter Report to Shareholders

Three months ended March 31, 2013

Growth with Discipline

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Insurance Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
(23)%
823
365
318
140
1,001
422
447
132
596
295
146
155
929
358
399
172
619
233
243
143
1Q12
2Q12
3Q12
4Q12
1Q13

- 1Q13 insurance sales of $619 million, down 23% versus 1Q12:
  - Asia sales declined 31% due to tax and product changes and pricing actions in 2012. Excluding non-recurring items, sales increased by 2% versus 1Q12
  - Canadian sales declined 24% largely due to normal variability in large case Group Benefits and pricing changes due to the lower interest rates
  - U.S. sales were up 1% reflecting strong life insurance sales, offset by lower Long-Term Care sales

Wealth Sales[1,2]

Canadian $ in millions

Asia
Canada
U.S.
+43%
8,724
1,094
2,796
4,834
8,548
1,398
2,440
4,710
8,229
1,084
2,314
4,831
10,439
2,114
2,507
5,818
12,423
2,478
2,886
7,059
1Q12
2Q12
3Q12
4Q12
1Q13

- 1Q13 wealth sales were $12.4 billion, up 43% versus 1Q12:
  - Record Asia wealth sales were more than double 1Q12, largely driven by record mutual fund and strong pension sales
  - Canadian wealth sales up 3% driven by record mutual fund sales, largely offset by lower new bank loan volumes
  - U.S. wealth sales, up 45% driven by record mutual fund sales and strong Retirement Plan Services sales

MLI's[4] Regulatory Capital Ratio

Minimum Continuing Capital and Surplus Requirements Ratio (MCCSR) (%)

225
213
204
211
217
1Q12
2Q12
3Q 12
4Q 12
1Q13

- MLI ended 1Q13 with an MCCSR ratio of 217%, largley reflecting:
  - Strong earnings
  - Favourable impact of changes in MCCSR guidelines
  - Net capital redemptions

Total Invested Assets

C$231.3 B

Fixed Income & Other
Alternative Long-Duration Assets
Public Equities
Private Placement Debt 9%
Securitized MBS/ABS 1%
Mortgages 15%
Cash & Short-Term Securities 5%
Policy Loans 3%
Bank Loans 1%
Other 1%
Other Alternative Long-Duration Assets 4%
Government Bonds 25%
Corporate Bonds 26%
Public Equities 6%
Real Estate 4%

- 86% of the total portfolio is Fixed Income, of which 96% is Investment Grade
- 8% Alternative Long-Duration Assets including Real Estate; well diversified by asset class and geography; majority of assets managed in-house
- 6% Public Equities, diversified by industry and geography, primarily backing participating or pass-through liabilities

Equity Market Sensitivity[3]

Canadian $ in millions

13%
87%
87% Hedged
2014 goal: >75% hedged

- Estimated impact of 10% equity market decline:
  - Range of $210 million to $360 million to earnings
  - (3) pts to MLI's MCCSR ratio
- 78% - 87% of underlying earnings sensitivity to equity market changes now hedged
- Achieved our 2014 target to hedge 75% two years ahead of schedule

Interest Rate Sensitivity[3]

Canadian $ in billions

2014 goal: < $1.1 billion
(0.9)
(0.3)
(0.6)
(0.4)
(0.6)
1Q12
2Q12
3Q12
4Q12
1Q13

- Estimated impact of 1% parallel decline in interest rates (excluding AFS bond offset):
  - $600 million impact to earnings
  - (15) pts impact to MLI's MCCSR ratio
- Achieved our 2014 goal of reducing interest rate sensitivity to $1.1 billion more than two years ahead of schedule

[1]Non-GAAP measure. See "Note to Users - Performance and Non-GAAP Measures" in section F3 of the first quarter 2013 press release. [2]All sales, P&D and Funds Under Management growth figures stated on a constant currency basis, a Non-GAAP measure. See "Note to Users – Performance and Non-GAAP Measures" in section F3 of the first quarter 2013 press release. [3]Earnings sensitivity to equity markets is defined by the impact of a 10 per cent decline in the market value of equity funds on the net income attributed to shareholders. Earnings sensitivity to interest rates is defined by the impact of a one per cent parallel decline in interest rates on the net income attributed to shareholders. Please refer to "Caution related to sensitivities" on Section D1 of the first quarter 2013 press release. [4]MLI refers to the Manufacturers Life Insurance Company.

 Manulife Financial Corporation – First Quarter 2013

MESSAGE TO SHAREHOLDERS

We have made a solid start to 2013.  Our first quarter results reflect our continued progress on our growth strategies.  We achieved strong core earnings, strong net income, decreased equity risk, and a very solid capital ratio.  We generated record wealth sales, with contributions from all of our major units around the world - producing all-time-record funds under management.

We reported net income attributed to shareholders of $540 million for the first quarter ended March 31, 2013.  Fully diluted earnings per common share (“EPS”) were $0.28 and return on common shareholders’ equity (“ROE”) was 9.1 per cent for the quarter.

As you know, we are now targeting $4 billion in core earnings in 2016 and we made progress toward this objective.  In the first quarter of 2013, Manulife generated core earnings of $619 million.  We substantially improved our core earnings relative to both last quarter and last year.  Fully diluted core earnings per common share (“Core EPS”) were $0.32 and core return on common shareholders’ equity (“Core ROE”) was 10.6 per cent.

Our four growth strategies continued to produce results.

•
Developing our Asian opportunity to the fullest – The continued success of recently launched funds, particularly in Japan and China, contributed to record wealth sales in Asia, which were more than double the same period in the prior year. The Mandatory Provident Fund business in Hong Kong continued its strong momentum, reporting a substantial share of new cash flows and as expected, our insurance sales have slowed due to tax and product changes as well as pricing actions taken in 2012 in light of dramatically lower interest rates.

•
Growing our wealth and asset management businesses in Asia, Canada, and the U.S. – Recorded positive net flows, record mutual fund sales in Asia, Canada and the U.S., strong group pension sales growth in both the U.S. and Hong Kong and ended the quarter with another record funds under management.

•
Continuing to build our balanced Canadian franchise – Strong mutual fund sales were more than double prior year levels, outpacing industry growth and resulted in record mutual fund assets under management.  Manulife Bank achieved solid growth in net lending assets and our Group businesses maintained their leading positions.  We reported a decline in insurance sales due to variability in the Group Benefit business and pricing actions reflective of the lower interest rate environment, that have not been instituted by our competitors.

•
Continuing to grow higher ROE, lower risk U.S. businesses – Strong mutual fund sales and net flows were driven by solid distribution partnerships and a robust product lineup.  Also achieved solid 401(k) sales and increased John Hancock Life sales, where newly launched products contributed to the sales success. Other U.S. insurers are now taking product actions similar to those we have already taken, which may result in an improvement in our overall market position.

We continued to generate solid investment gains reflecting our high quality portfolio and disciplined approach to extending credit and other investment activities.  Our capital position was further strengthened by six points in the first quarter to 217 per cent.  In addition, the strong equity markets and hedging activities substantially reduced our equity exposure.

We are confident that our growth strategies will continue to yield results for our shareholders and position us to achieve our goal of delivering $4 billion dollars of sustainable core earnings in 2016.

Donald A. Guloien
President and Chief Executive Officer

 Manulife Financial Corporation – First Quarter 2013

SALES AND BUSINESS GROWTH

Asia Division

We continue to focus on executing our strategy of building our multi-channel distribution organization across the region.  As expected, our insurance sales have slowed due to Japan tax changes in 2012 and pricing actions taken in light of lower interest rates. We are very pleased with the growth in our wealth management businesses, with sales in the first quarter exceeding the record sales we set in the fourth quarter of 2012. We also continued our strong momentum in the Mandatory Provident Fund business in Hong Kong and we now have the leading market share in net cash flow in that business.

Asia Division first quarter 2013 insurance sales of US$232 million were 31 per cent lower than in the same quarter of 2012.  Two non-recurring events drove up sales in the first quarter of 2012: we announced future product actions in Taiwan and the tax authorities in Japan announced tax changes effective in the second quarter. Excluding these non-recurring events, overall insurance sales were two per cent higher than the first quarter of 2012.

•
Japan insurance sales were US$98 million for the first quarter of 2013, down 41 per cent compared with the same quarter in 2012 due to the higher sales in anticipation of tax changes in April last year.  Excluding the sales in the first quarter of 2012 that were driven by the announced tax changes, first quarter 2013 sales were four per cent higher than the same quarter in 2012.  Sales slowed from the fourth quarter 2012 due to pricing actions stemming from lower interest rates.

•
Hong Kong insurance sales were US$50 million for the first quarter of 2013, down 11 per cent compared with the first quarter of 2012.  The lower sales reflected the impact of price increases related to lower interest rates.

•	Indonesia insurance sales were US$23 million for the first quarter 2013, up eight per cent compared with the first quarter of 2012, driven by strong sales through bank distribution channels.

•
Asia Other insurance sales (excludes Hong Kong, Japan and Indonesia) were US$61 million for the first quarter 2013, down 36 per cent compared with the first quarter 2012.  After excluding the first quarter 2012 sales in Taiwan related to the announced product changes, sales were up nine per cent over the first quarter of 2012, driven by strong universal life sales in Singapore.

First quarter 2013 record wealth sales of US$2.5 billion were more than double last year.

•	Japan wealth sales of US$721 million were 75 per cent higher than in the same quarter of 2012 driven by the continued success of the Strategic Income Fund.

•
Hong Kong wealth sales of US$366 million were more than double the same period a year ago, the result of continued strong sales momentum following the launch of the Mandatory Provident Fund’s new Employee Choice Arrangement in November 2012 coupled with higher mutual fund sales.

•	Indonesia wealth sales of US$298 million were 41 per cent higher than the first quarter of 2012 driven by strong unit linked sales through our bank partners and mutual fund sales.

•
Asia Other reported record quarterly wealth sales of US$1,072 million, four times the same period a year ago with strong performance across all territories. Of particular note were record mutual fund sales in China fueled by a new bond fund launch, strong mutual fund sales in Taiwan as well as record unit linked sales in the Philippines.

Asia Division continues to execute on our longer term growth strategy by expanding agency and bank channel distribution capacity.

•
Contracted agents stood at approximately 52,500 as at March 31, 2013, a six per cent increase from March 31, 2012, with double digit growth in Indonesia and the Philippines. Following the year-end review of low producing agents, the number of contracted agents declined by two per cent from the December 31, 2012 level.

•
Bank channel sales on an annualized insurance and wealth premium equivalent basis were US$134 million in the first quarter of 2013, an increase of 12 per cent compared with the first quarter 2012 and a decline of 10 per cent compared with fourth quarter of 2012.  Compared with the first quarter of 2012, higher bank channel sales in Indonesia and Japan were partly offset by lower bank channel sales in Taiwan for the reasons outlined in insurance sales above.  Compared with the fourth quarter of 2012, lower bank channel sales were due to lower sales in Taiwan, where prior year fourth quarter sales benefited from a new fund launch, lower sales in Indonesia following a record fourth quarter and the non-recurrence of increasing term product sales in Japan prior to product repricing.

Canadian Division

We are pleased with the growth across our Canadian franchise.  Strong momentum continued in our Manulife Mutual Funds franchise with record sales and record assets under management, outpacing industry growth1. Manulife Bank’s net lending assets increased during the quarter, despite an overall slowdown in the residential mortgage market and an aggressive competitive environment. Having led the market in sales in 20122, our Group businesses continued to produce solid results in key markets in the first quarter. In addition, we continued to drive our desired shift in product mix, reducing the proportion of insurance and variable annuity sales with guaranteed features.

Individual wealth management sales of $2.4 billion for the first quarter of 2013 increased eight per cent compared with the first quarter of 2012, driven by record mutual fund sales, partially offset by lower new loan volumes and variable annuity deposits.

1
Based on Investor Economics Aggregates plus IFIC unsuppressed quarterly results including IFIC’s estimates of CI Investments and Invesco Trimark determined by publicly available information, as at March 31, 2013.

2	Based on LIMRA industry sales reports for the year ended December 31, 2012.

 Manulife Financial Corporation – First Quarter 2013

•
Record Manulife Mutual Fund (“MMF”) gross retail sales were $1.1 billion in the first quarter of 2013, more than twice first quarter 2012 volumes.  Net MMF sales outpaced industry growth3, reflecting our continued strong fund performance, increased penetration of third party recommended lists, and the increased breadth of fund offerings including our recently launched Manulife Private Investment Pools.  Assets under management increased to a record $22.8 billion at March 31, 2013, up 20 per cent from March 31, 2012, compared to industry growth of 11 per cent according to IFIC3.

•
Manulife Bank’s assets grew to $22 billion, an increase of five per cent over the first quarter of 2012.  While new loan volumes declined 30 per cent compared with first quarter 2012, reflecting the industry-wide slowdown in the residential mortgage market and a highly competitive environment, $739 million of new loans in the first quarter of 2013 and strong client retention contributed to the Bank’s record level of assets.

•
Variable annuity sales were $433 million, a decline of 30 per cent compared with the first quarter of 2012, reflecting the impact of product changes over the last few years.  Sales of fixed products in the first quarter of 2013 were $96 million, an increase of 12 per cent over the first quarter of last year.

Individual Insurance sales in the first quarter of 2013 continued to align with our strategy to reduce the proportion of sales of products with higher risk guaranteed long-duration features. Sales of recurring premium products were $56 million.  These results were 10 per cent lower compared with the first quarter of 2012 as anticipated, due to the impact of pricing and product changes in response to the low interest rate environment, and fewer large cases.

Our Group businesses led the market in sales in 20124 and continued to achieve solid performance in the first quarter of 2013. Continued successful cross-selling efforts contributed a significant portion of sales in both Group businesses.

•
Group Retirement Solutions (“GRS”) reported an increase of 20 per cent in defined contribution product sales, our key target market, compared with the first quarter of 2012. Total GRS sales of $473 million were 15 per cent below the same period last year, reflecting lower sales of investment-only contracts.

•
Group Benefits sales in the first quarter of 2013 were $180 million. As a result of normal variability in large case accounts, sales declined 27 per cent compared with the very strong first quarter of 2012.  Sales in the small and mid-size market segments, our targeted growth areas, increased by over 20 per cent compared with first quarter 2012 levels.

U.S. Division

We are extremely pleased with our first quarter results. Record sales in Mutual Funds contributed to record funds under management in the Wealth Management businesses and John Hancock overall. On the insurance front, an increase in sales of repriced, lower risk products essentially replaced sales of products with long-term guarantees.

Wealth Management first quarter 2013 sales were US$7.0 billion, an increase of 45 per cent compared with the same quarter of the prior year.

•
John Hancock Mutual Funds (“JH Funds”) first quarter 2013 sales reached our highest level ever. Sales of US$5.5 billion were 78 per cent higher than in the first quarter of 2012, with increases across all distribution channels. Institutional sales grew to 35 per cent of total sales from 28 per cent in the same quarter of the prior year. Bolstered by strong capital markets, JH Funds sales success was driven by strong distribution partnerships, a strong product lineup and a shift in market sentiment back to equity funds. As of March 31, 2013, JH Funds offered 25 Four- or Five-Star Morningstar5 rated equity and fixed income mutual funds. JH Funds experienced record positive net sales6 in the first quarter of 2013, making it the sixth consecutive quarter of net inflows. These sales and retention results propelled funds under management as of March 31, 2013 to a record of US$48 billion, a 26 per cent increase from March 31, 2012 and an increase of 13 per cent from December 31, 2012.

•
John Hancock Retirement Plan Services (“JH RPS”) first quarter sales were US$1.4 billion, an increase of five per cent compared with the same quarter in the prior year.  JH RPS continued to capitalize on the residual benefits of last year’s high plan turnover in the market and the strong sales together with favourable equity markets helped drive funds under management to a record US$76 billion as of March 31, 2013. Funds under management increased ten per cent compared with levels at March 31, 2012 and six per cent compared with levels at December 31, 2012. Our “TotalCare” product, a full service group annuity launched the previous quarter, continues to gain interest in the 401(k) market.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$84.1 billion as of March 31, 2013, a nine per cent increase over March 31, 2012. Lifestyle and Target Date funds continue to be a strong offering through JH Funds with sales of US$520 million in the first quarter of 2013, an increase of 11 per cent over the same quarter in the prior year, and Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.6 billion or 68 per cent of premiums and deposits7 in the first quarter of 2013, an increase of six per cent over the same quarter in the prior year.  As of February 28, 2013 (the most recent available), John Hancock was the fourth largest manager of assets in the U.S. for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products8.

3
Based on Investor Economics Aggregates plus IFIC unsuppressed quarterly results including IFIC’s estimates of CI Investments and Invesco Trimark determined by publicly available information, as at March 31, 2013.

4	Based on LIMRA industry sales reports for the year ended December 31, 2012.

5
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

6
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the sales force channel. Figures exclude money market and 529 share classes.

7	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

8	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

 Manulife Financial Corporation – First Quarter 2013

•
In 2012, we announced that we closed our annuity business to new fixed and variable deferred annuity sales, and in March 2013, we closed new sales of remaining annuity products including single premium and structured settlements.

Insurance sales in the U.S. for the first quarter of 2013 increased one per cent compared with the same period in the prior year and included a higher proportion of sales from products with more favourable risk characteristics.

•
John Hancock Life (“JH Life”) sales of US$130 million were up eight per cent compared with first quarter 2012. Newly launched products continued to contribute to the sales success, with Protection universal life (“UL”) sales of US$57 million and Indexed UL sales of US$15 million.  In addition, we launched a new Indexed UL product focused on affordable protection in the first quarter of 2013.  Other U.S. insurers are now taking product actions similar to actions we took over the last few years, which may result in an improvement in our overall market position.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$12 million in the first quarter of 2013 declined 40 per cent compared with the same period in 2012, primarily due to the bi-annual inflationary addition sales in the prior year on the Federal program. Our new innovative retail product is now launched in 47 states through March 2013 and continues to gain traction in the market. A new gender distinct product has been approved in 42 states and will be launched in 36 states in the second quarter of 2013.

Investment Division

For the General Fund, we continued to deliver strong investment gains driven by excellent credit experience, the positive impact of fixed income trading, investments in private equities and real estate, and portfolio management actions partially offset by losses on the annual reappraisal of oil and gas investments.

We are very pleased with the continued strong investment performance from Manulife Asset Management.  Equity and fixed income products outperformed during the quarter, and almost all asset classes are outperforming on a 1, 3, and 5-year basis.

We continue to acquire high quality, good relative value assets; on March 15, 2013, we executed an agreement to purchase One Bay East, an office tower to be constructed in Kowloon, Hong Kong.  This marks our largest real estate transaction to date ($588 million) and the property will be an exceptional complement to our global real estate portfolio. Completion is expected in 2015 with occupancy in 2016, at which point it will serve as the headquarters for our Hong Kong operations.

Assets managed by Manulife Asset Management (“MAM”) were $252 billion as at March 31, 2013, an increase of $14 billion from December 31, 2012.  At March 31, 2013, MAM had a total of 68 Four-and Five-Star Morningstar rated funds, an increase of three funds since December 31, 2012.

 Manulife Financial Corporation – First Quarter 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 9, 2013, unless otherwise noted. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2012 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2012 Annual Report, and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

In this MD&A, the terms “Company”, “Manulife Financial” and “we” mean Manulife Financial Corporation (“MFC”) and its subsidiaries.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1. First quarter highlights	1. Variable annuity and segregated fund guarantees
2. Other items of note	2. Publicly traded equity performance risk
3. Interest rate and spread risk
B FINANCIAL HIGHLIGHTS
1. First quarter earnings analysis	E ACCOUNTING MATTERS AND CONTROLS
2. Premiums and deposits	1. Critical accounting and actuarial policies
3. Funds under management	2. Actuarial methods and assumptions
4. Capital	3. Sensitivity of policy liabilities to updates to assumptions
5. U.S. GAAP results	4. Accounting and reporting changes
5. Quarterly financial information
C PERFORMANCE BY DIVISION	6. Changes in internal control over financial reporting
1. Asia	7. Audit Committee
2. Canadian
3. U.S.	F OTHER
4. Corporate and Other	1. Quarterly dividend
2. Outstanding shares – selected information
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements

A      OVERVIEW

A1	First quarter highlights

In the first quarter of 2013, we reported net income attributed to shareholders of $540 million compared with $1,225 million in the first quarter of 2012 and reported core earnings9 of $619 million in the first quarter of 2013 compared with $526 million in the first quarter of 2012.

Core earnings increased $93 million compared with the first quarter of 2012 and $65 million compared with the fourth quarter of 2012.

The major drivers of the $93 million variance compared with the first quarter of 2012 were:

•
U.S. Division core earnings increased by US$179 million due to favourable claims experience compared to claims losses in the prior year, the settlement of certain tax positions, improved new business margins and higher fee income in the wealth business from higher average assets under management and a lower amortization of deferred acquisition costs.

•
Canadian Division core earnings increased by $7 million. The favourable impact of growth in business, higher net fee income and improved lapse experience was partially offset by less favourable tax items. Earnings in both periods were dampened by unfavourable claims experience driven by repriceable products that do not have long-term guarantees.

•
Asia Division core earnings decreased by US$43 million as the favourable impact of business growth was more than offset by sales of the high margin Cancer product in Japan that occurred in the first quarter 2012 and a US$19 million unfavourable currency impact.

•
Corporate and Other core earnings declined by $15 million primarily related to settlements of certain run off accident and health reinsurance business in the first quarter of 2012.  In addition, lower financing charges due to interest costs from lower outstanding debt were partially offset by higher costs related to the under accrual of 2012 incentive payments, legal provisions and project costs related to our Efficiency and Effectiveness initiative announced last year.

9	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2013

•	The expected cost of macro hedges increased by $41 million due to increased hedging activity.

The difference between core earnings and net income attributed to shareholders in the first quarter of 2013 was $79 million and consisted of a $208 million net charge for the direct impact of equity markets and interest rates and a $69 million charge primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cash flows, partially offset by a gain of $101 million related to our hedged variable annuity guarantee business and $97 million related to investment results in excess of the $50 million included in core earnings.

•
The $208 million net charge for the direct impact of equity markets and interest rates included $350 million of charges related to interest rates, partially offset by a gain of $142 million related to equity markets.

•
The total $147 million net gain related to investment results included fixed income and alternative long-duration asset investing, portfolio management actions and excellent credit experience, partially offset by losses on the annual reappraisal of oil and gas investments.

Core earnings increased by $65 million compared to the fourth quarter of 2012. The major drivers were higher new business margins, lower amortization of deferred acquisition costs and the expected decline in expenses related to the higher fourth quarter incentive, legal and system costs.  Partially offsetting these increases were the unfavourable claims experience in the first quarter of 2013 and the non-recurrence of the fourth quarter release of excess Property and Casualty Reinsurance provisions. In both quarters, we reported tax related gains in excess of $40 million.

The Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 217 per cent compared with 211 per cent at the end of the fourth quarter of 2012.  The ratio increased as a result of earnings in excess of cash dividends and the net favourable impact of changes in the MCCSR guidelines, partially offset by net capital redemptions.

Insurance sales10 were $619 million in the first quarter of 2013, a decrease11 of 23 per cent compared with the first quarter of 2012.  Sales in Asia were 31 per cent lower due to two events that occurred in the first quarter of 2012: we announced future product actions in Taiwan and the tax authorities in Japan announced tax changes effective later in 2012.  In Canada, sales were 24 per cent lower due to normal variability in large case Group Benefits accounts and retail product actions taken related to the low interest rate environment. In the U.S., sales increased slightly and were in line with our product strategies.

Wealth sales in the first quarter of 2013 set a quarterly record of $12.4 billion. Total Wealth Sales increased 43 per cent compared with the first quarter of 2012 with Asia Division’s sales more than doubling and U.S. Division’s sales increasing by 45 per cent. In Canada, while mutual fund sales were more than double those in the first quarter of 2012, the increase was partially offset by lower new bank loan volumes, resulting in a net overall increase of three per cent.

A2	Other items of note

As a result of the retrospective adoption of new accounting standards (IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements”), full year 2012 net income increased by $74 million and shareholders’ equity at December 31, 2012 decreased by $737 million, of which $595 million was related to pension plans.  The decrease related to pension plans will be amortized into available capital for MCCSR purposes by December 31, 2014 on a straight-line basis.  The remaining adjustments to opening equity related mainly to cash flow hedge accounting for certain entities no longer consolidated.  The hedge accounting changes do not impact MLI’s MCCSR available capital position.

Favourable equity markets and increased hedging significantly reduced our equity exposure.  As at March 31, 2013, we estimate that approximately 78 to 87 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012.  In addition, the amount at risk on variable annuity contracts, net of reinsurance, declined by $2.5 billion in the first quarter of 2013 or 24 per cent compared to December 31, 2012 (see Sections D1 and D2 below).

10	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

11
Growth (declines) in sales, premiums and deposits and funds under management are stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2013

B       FINANCIAL HIGHLIGHTS

C$ millions, unless otherwise stated	Quarterly Results
unaudited	1Q 2013	(restated )(1) 4Q 2012	(restated)(1) 1Q 2012
Net income attributed to shareholders	$540	$1,077	$1,225
Preferred share dividends	32	29	24
Common shareholders’ net income	$508	$1,048	$1,201
Reconciliation of core earnings to net income attributed to shareholders:
Core earnings(2)	$619	$554	$526
Investment related gains in excess of amounts included in core earnings	97	321	209
Core earnings plus investment related gains in excess of amounts included in core earnings	$716	$875	$735
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates	(208)	(18)	75
Changes in actuarial methods and assumptions, excluding URR	(69)	(87)	12
Other items	101	307	403
Net income attributed to shareholders	$540	$1,077	$1,225
Basic earnings per common share (C$)	$0.28	$0.57	$0.67
Diluted earnings per common share (C$)	$0.28	$0.57	$0.63
Diluted core earnings per common share (C$)(2)	$0.32	$0.29	$0.27
Return on common shareholders’ equity (ROE) (%)	9.1%	19.2%	22.1%
Core ROE (%)(2)	10.6%	9.6%	9.2%
U.S. GAAP net (loss) income attributed to shareholders(2)	$(345)	$237	$(364)
Sales(2) Insurance products	$619	$929	$823
Wealth products	$12,423	$10,439	$8,724
Premiums and deposits(2) Insurance products	$6,002	$6,629	$5,687
Wealth products	$16,331	$17,499	$11,453
Funds under management (C$ billions)(2)	$555	$531	$511
Capital (C$ billions)(2)	$30.1	$29.2	$29.9
MLI’s MCCSR ratio	217%	211%	225%

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.
(2)	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2013

B1      First quarter earnings analysis

The table below reconciles the first quarter 2013 core earnings of $619 million to the reported net income attributed to shareholders of $540 million.

	Quarterly Results
C$ millions, unaudited	1Q 2013	(restated )(1) 4Q 2012	(restated)(1) 1Q 2012
Core earnings (losses)(2)
Asia Division	$226	$180	$267
Canadian Division	179	233	172
U.S. Division	440	293	257
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(128)	(62)	(113)
Expected cost of macro hedges(3)	(148)	(140)	(107)
Investment gains included in core earnings	50	50	50
Core earnings	$619	$554	$526
Investment related gains in excess of amounts included in core earnings	97	321	209
Core earnings plus investment related gains in excess of amounts included in core earnings	$716	$875	$735
Material and exceptional tax related items(4)	-	264	58
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged(5)	101	100	223
Direct impact of equity markets and interest rates (see table below)(6)	(208)	(18)	75
Changes in actuarial methods and assumptions, excluding URR(7)	(69)	(87)	12
Restructuring charge related to organizational design(8)	-	(57)	-
Favourable impact on policy liabilities of variable annuity product changes	-	-	122
Net income attributed to shareholders	$540	$1,077	$1,225

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

(2)	Core earnings is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

(3)
The first quarter 2013 net loss from macro equity hedges was $878 million and consisted of a $148 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $730 million because actual markets outperformed our valuation assumptions. This latter amount is included in the direct impact of equity markets and interest rates (see table below).

(4)
In accordance with our definition of core earnings outlined in section F3, the fourth quarter tax related items were considered material and exceptional in nature and therefore not included in core earnings.  Please note that core earnings does include routine type tax transactions and provisions.

(5)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products. The gain in the first quarter 2013 was mostly because our equity fund results outperformed indices and there was a gain on the release of provision for adverse deviation associated with more favourable equity markets.  See the Risk Management section of our 2012 Annual MD&A.

(6)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to interest rate assumptions, including quarterly URR update for North American business units, as well as experience gains and losses on derivatives associated with our macro equity hedges. We also include gains and losses on the sale of AFS bonds and derivative positions in the surplus segment.  See table below for components of this item.

(7)	The first quarter 2013 charge of $69 million is primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cash flows.

(8)	The restructuring charge relates to severance under the Company’s Organizational Design Project. The project is designed to reduce the number of management layers in the organization.

The gain (loss) related to the direct impact of equity markets and interest rates in the table above is attributable to:

C$ millions, unaudited	1Q 2013	4Q 2012	1Q 2012
Variable annuity guarantee liabilities that are not dynamically hedged	$757	$556	$982
General fund equity investments supporting policy liabilities(1)	115	48	121
Macro equity hedges relative to expected costs(2)	(730)	(292)	(556)
Fixed income reinvestment rates assumed in the valuation of policy liabilities(3)	(245)	(290)	(425)
Sale of Available-for-Sale (“AFS”) bonds and derivative positions in the Corporate and Other segment	(8)	(40)	(47)
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(97)	-	-
Direct impact of equity markets and interest rates	$(208)	$(18)	$75

(1)	The impact on general fund equity investments supporting policy liabilities includes the capitalized impact on fees for variable universal life policies.

(2)
In the first quarter of 2013, gross equity hedging charges of $730 million from macro hedge experience and charges of  $531 million from dynamic hedging experience were offset by gross equity exposure gains of $1,504 million.

(3)	The charge in first quarter 2013 for fixed income assumptions was driven by the increase in swap spreads.

 Manulife Financial Corporation – First Quarter 2013

B2	Premiums and deposits

Premiums and deposits12 for insurance products were $6.0 billion in the first quarter of 2013, an increase of seven per cent compared with the first quarter of 2012.  This included an increase of 11 per cent in Asia, five per cent in Canada and seven per cent in the U.S.

Premiums and deposits for wealth products were $16.3 billion in the first quarter of 2013, an increase of $4.9 billion or 42 per cent compared with the first quarter of 2012. Growth was driven by very strong mutual fund sales.

B3      Funds under management

Funds under management12 at the end of March 31, 2013 were a record $555 billion, an increase of $44 billion, or eight per cent on a constant currency basis12, compared with March 31, 2012.  The increase was attributed to $40 billion of favourable investment returns and $18 billion of net positive policyholder cash flows, partially offset by the transfer of $7 billion of assets related to the reinsurance of our U.S. fixed deferred annuity business, $3 billion due to currency movements and $4 billion of non-policyholder cash outflows (expenses, commissions, taxes and other items).

B4      Capital

MFC’s total capital12 as at March 31, 2013 was $30.1 billion, an increase of $0.8 billion from December 31, 2012 and $0.2 billion from March 31, 2012. The increase from March 31, 2012 was primarily driven by net earnings of $1.0 billion and an increase in unrealized gains on AFS securities of $0.2 billion, partially offset by net capital redemptions of $0.4 billion and cash dividends of $0.8 billion over the period.

As noted in Section A1 above, MLI’s MCCSR ratio closed the quarter at 217 per cent compared with 211 per cent at the end of the fourth quarter 2012.

B5      U.S. GAAP results

Net loss attributed to shareholders in accordance with U.S. GAAP for the first quarter of 2013 was $345 million, compared with net income attributed to shareholders of $540 million under IFRS.  The net loss in accordance with U.S. GAAP included $804 million related to losses with respect to our variable annuity business and macro hedges.  Under U.S. GAAP not all of the variable annuity business is accounted for on a mark-to-market basis and therefore when equity markets are favourable the losses on dynamic and macro hedges exceed the reduction in variable annuity policy liabilities and other equity exposures.

As we are no longer reconciling our financial results under U.S. GAAP in our consolidated financial statements, net income in accordance with U.S. GAAP is considered a non-GAAP financial measure. The reconciliation of the major differences between net income attributed to shareholders in accordance with IFRS and the net loss attributed to shareholders in accordance with U.S. GAAP for the first quarter of 2013 follows, with major differences expanded upon below:

C$ millions, unaudited
For the quarters ended March 31,	2013	2012 (restated)(1)
Net income attributed to shareholders in accordance with IFRS	$540	$1,225
Key earnings differences:
For variable annuity guarantee liabilities	$(784)	$(1,397)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities	(119)	(220)
New business differences including acquisition costs	(188)	(160)
Changes in actuarial methods and assumptions, excluding URR	79	(21)
Other differences	127	209
Total earnings differences	$(885)	$(1,589)
Net loss attributed to shareholders in accordance with U.S. GAAP	$(345)	$(364)

(1)
The 2012 IFRS results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

Accounting for variable annuity guarantee liabilities

IFRS follows a predominantly “mark-to-market” accounting approach to measure variable annuity guarantee liabilities while U.S. GAAP only uses “mark-to-market” accounting for certain benefit guarantees.  The U.S. GAAP accounting results in an accounting mismatch between the hedged assets supporting the dynamically hedged guarantees and the guarantees not accounted for on a mark-to-market basis.  Another difference is that U.S. GAAP reflects the Company’s own credit standing in the measurement of the liability.  In the first quarter of 2013, we reported a net gain of $74 million (2012 – charge of $192 million) in our total variable annuity businesses under U.S. GAAP compared with a gain of $858 million under IFRS (2012 – gain of $1,205 million).

Investment income and policy liabilities

Under IFRS, accumulated unrealized gains and losses arising from fixed income investments and interest rate derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The first quarter 2013 IFRS impacts of fixed income reinvestment assumptions, general fund equity investments, fixed income and alternative long-duration asset investing totaled a net charge of $80 million (2012 – loss of $45 million) compared with U.S. GAAP net realized losses and other investment losses of $199 million (2012 – loss of $265 million).

12	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2013

Differences in the treatment of acquisition costs and other new business items

Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

Changes in actuarial methods and assumptions

The charge recognized under IFRS from changes in actuarial methods and assumptions of $69 million in the first quarter of 2013 (2012 – gain of $12 million) compared to a gain of $10 million (2012 – charge of $9 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP13 as at March 31, 2013 was approximately $16 billion higher than under IFRS.  Of this difference, approximately $9 billion was attributable to the higher cumulative net income on a U.S. GAAP basis. The remaining difference was primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship which are reported in equity under U.S. GAAP, but where the fixed income investments and interest rate derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS. The majority of the difference in equity between the two accounting bases as at March 31, 2013 arose from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

As at C$ millions, unaudited	March 31, 2013	(restated)(1) December 31, 2012
Total equity in accordance with IFRS	$25,791	$25,159
Differences in shareholders’ retained earnings and participating policyholders’ equity	8,821	9,715
Differences in Accumulated Other Comprehensive Income attributed to:
(i) AFS securities and other	5,650	5,623
(ii) Cash flow hedges	2,458	2,575
(iii) Translation of net foreign operations(2)	(1,317)	(1,457)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	237	240
Total equity in accordance with U.S. GAAP	$41,640	$41,855

(1)
The 2012 IFRS amounts were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

(2)	Reflects the net difference in the currency translation account after the reset to zero through retained earnings upon adoption of IFRS at January 1, 2010.

C      PERFORMANCE BY DIVISION

C1      Asia Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	4Q 2012	1Q 2012
Net income attributed to shareholders	$928	$682	$1,111
Core earnings	226	180	267
Premiums and deposits	4,468	4,403	2,866
Funds under management (billions)	78.8	77.7	72.0
U.S. dollars
Net income attributed to shareholders	$920	$689	$1,110
Core earnings	224	182	267
Premiums and deposits	4,430	4,441	2,862
Funds under management (billions)	77.5	78.1	72.1

Asia Division’s net income attributed to shareholders was US$920 million for the first quarter of 2013 compared with US$1.1 billion for the first quarter of 2012. Core earnings of US$224 million decreased by US$43 million compared with the first quarter 2012.  While business growth contributed to core earnings, this was more than offset by high margin Cancer product sales in Japan that occurred in the first quarter of 2012 in advance of tax changes and a currency impact of US$19 million.

Of the US$696 million difference between core earnings and net income attributed to shareholders, US$655 million related to the direct impact of equity markets, interest rates and foreign currency changes on the variable annuity business.  As noted in Section D1, the amount at risk related to the Japan variable annuity business decreased US$1.0 billion from US$2.1 billion at December 31, 2012 to US$1.1 billion as at March 31, 2013.

Premiums and deposits for the first quarter of 2013 were US$4.4 billion, up US$1.6 billion from the first quarter of 2012.  Premiums and deposits for insurance products were US$1.6 billion, an increase of 11 per cent due to in-force business growth partly offset by lower new business premiums. Wealth management premiums and deposits were US$2.8 billion, an increase of 126 per cent due to strong mutual fund and pension sales.

13	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

 Manulife Financial Corporation – First Quarter 2013

Funds under management as at March 31, 2013 were US$77.5 billion, an increase of US$5.4 billion or 13 per cent, on a constant currency basis, compared with March 31, 2012.  Growth was driven by policyholder cash flows of US$7.0 billion partially offset by US$3.7 billion related to the unfavourable impact of currency.  The currency impact for just the first quarter 2013 was US$2.5 billion driving the decline in funds under management compared with December 31, 2012.

C2      Canadian Division

	Quarterly Results
(C$ millions, unless otherwise stated)	1Q 2013	4Q 2012	1Q 2012
Net (loss) income attributed to shareholders	$(62)	$251	$317
Core earnings	179	233	172
Premiums and deposits	5,335	4,668	4,726
Funds under management (billions)	136.5	133.2	125.6

Canadian Division’s net loss attributed to shareholders was $62 million for the first quarter of 2013 compared with net income of $317 million for the first quarter of 2012. The net loss primarily related to the direct impact of interest rate and other investment related losses. First quarter core earnings of $179 million were $7 million higher than the first quarter of 2012. The favourable impact of growth in business, higher net fee income and improved lapse experience was partially offset by less favourable tax items.  Core earnings in both periods were dampened by unfavourable claims experience, albeit in businesses featuring repriceable products that do not have long-term guarantees.  Excluded from core earnings in the first quarter of 2013 were $241 million of investment related losses (2012 – gain of $23 million).  In the first quarter of 2012, a $122 million gain related to segregated fund product changes was also excluded from core earnings.

Premiums and deposits in the first quarter of 2013 were $5.3 billion, an increase of $0.6 billion or  13 per cent compared with the first quarter 2012. The increase was primarily driven by record mutual fund sales, partially offset by lower variable annuity deposits and a decline in the rate of growth of Manulife Bank lending assets.

Funds under management were a record $136.5 billion as at March 31, 2013, an increase of nine per cent or $11 billion compared with March 31, 2012. The increase reflects business growth driven by the wealth management businesses and net increases in asset market values as a result of reductions in interest rates and equity market appreciation over the past 12 months.

C3      U.S. Division

($ millions, unless otherwise stated)	Quarterly Results
Canadian dollars	1Q 2013	(restated)(1) 4Q 2012	(restated)(1) 1Q 2012
Net income attributed to shareholders	$726	$726	$576
Core earnings	440	293	257
Premiums and deposits	11,725	9,661	9,089
Funds under management (billions)(2)	307.3	292.7	286.3

U.S. dollars
Net income attributed to shareholders	$720	$733	$576
Core earnings	436	297	257
Premiums and deposits	11,629	9,743	9,078
Funds under management (billions)(2)	302.6	294.2	286.6

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

(2)	Reflects the impact of annuity reinsurance transactions in 2012.

U.S. Division’s net income attributed to shareholders was US$720 million for the first quarter of 2013 compared with US$576 million for the first quarter of 2012. Core earnings for the first quarter of 2013 were US$436 million, an increase of US$179 million compared with the first quarter of 2012. Contributing to the increase were favourable claims experience, the settlement of certain tax positions, improved new business margins as a result of product actions, price increases and business mix and higher fee income from higher average assets under management and a lower amortization of deferred acquisition costs.  Items reconciling core earnings to net income attributed to shareholders in the first quarter of 2013 included other investment related gains of US$326 million, partially offset by a charge for the direct impact of equity markets and interest rates of US$42 million.

Premiums and deposits for the first quarter of 2013 were a record US$11.6 billion, an increase of 28 per cent from the first quarter of 2012. The increase was primarily driven by higher sales of mutual funds and 401(k) plans and higher life insurance premiums, partially offset by the closing of our annuity business to new sales.

Funds under management as at March 31, 2013 were a record US$302.6 billion, up six per cent from March 31, 2012. The increase was due to positive investment returns, the impact of lower interest rates on the market value of funds under management and net wealth sales in Wealth Asset Management, partially offset by surrender and benefit payments in John Hancock Annuities and the transfer of US$7.2 billion in assets related to the fixed deferred annuity reinsurance transactions in 2012.

 Manulife Financial Corporation – First Quarter 2013

C4      Corporate and Other

	Quarterly Results
(C$ millions, unless otherwise stated)	1Q 2013	(restated)(1) 4Q 2012	(restated)(1) 1Q 2012
Net loss attributed to shareholders	$(1,052)	$(582)	$(779)
Core losses (excluding macro hedges and core investment gains)	$(128)	$(62)	$(113)
Expected cost of macro hedges	(148)	(140)	(107)
Investment gains included in core earnings	50	50	50
Total core losses	$(226)	$(152)	$(170)
Premiums and deposits	$805	$5,396	$459
Funds under management (billions)	32.7	27.6	26.9

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4.

Corporate and Other is composed of: Investment performance on assets backing capital, net of amounts allocated to operating divisions and financing costs, Investment Division’s external asset management business, Property and Casualty (“P&C”) Reinsurance business, as well as run-off reinsurance operations including variable annuities and accident and health.

For segment reporting purposes, the impact of updates to actuarial assumptions, settlement costs for macro equity hedges and other non-operating items are included in this segment’s earnings.

Corporate and Other reported a net loss attributed to shareholders of $1,052 million for the first quarter of 2013 compared to a net loss of $779 million for the first quarter of 2012. Core losses were $226 million in the first quarter of 2013 and $170 million in the first quarter of 2012.

Charges in the first quarter of 2013 not included in core earnings totaled $826 million.  These included: $730 million of net experience losses on macro hedges, a $69 million charge for changes in actuarial methods and assumptions, and $8 million of net realized losses on AFS bonds and related interest rate swaps. In addition, the classification of $50 million of investment gains is reported in the Corporate and Other segment as a charge to non-core earnings and a gain to core earnings. Partially offsetting these losses was $31 million related to other mark-to-market gains.

The increase in core losses of $56 million over the same quarter last year reflects an increase in the expected cost of macro hedging of $41 million due to increased hedging and a decline in earnings on the Reinsurance business of $13 million reflecting non-recurrence of commutation gains reported in 2012.

Premiums and deposits for the first quarter of 2013 were $805 million compared with $459 million for the first quarter of 2012. This increase reflects the impact of deposits from existing institutional asset management clients.

Funds under management of $32.7 billion as at March 31, 2013 (March 31, 2012 – $26.9 billion) included assets managed by Manulife Asset Management on behalf of institutional clients of $29.9 billion (2012 – $24.0 billion) and $8.7 billion (2012 – $8.0 billion) of the Company’s own funds, partially offset by a $5.9 billion (2012 – $5.1 billion) total company adjustment related to the reclassification of derivative positions from invested assets to other assets and liabilities.

D      RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2012 Annual Report.

D1      Variable annuity and segregated fund guarantees

Favourable equity markets reduced the amount at risk on variable annuity contracts, net of reinsurance to $7.8 billion at March 31, 2013, a decline of $2.5 billion or 24 per cent from December 31, 2012.

Risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business are mitigated by the combination of our dynamic and macro hedging strategies (see Section D2).

The table below shows selected information regarding the Company’s variable annuity and segregated funds guarantees gross and net of reinsurance.

 Manulife Financial Corporation – First Quarter 2013

Variable annuity and segregated fund guarantees net of reinsurance

As at	March 31, 2013			December 31, 2012
(C$ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit(1)	$6,522	$5,117	$1,426	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	65,633	60,769	5,727	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	19,250	21,485	623	20,380	21,468	1,383
Gross living benefits(2)	$91,405	$87,371	$7,776	$92,442	$85,085	$10,196
Gross death benefits(3)	13,068	10,932	1,857	13,316	10,622	2,206
Total gross of reinsurance and hedging	$104,473	$98,303	$9,633	$105,758	$95,707	$12,402
Living benefits reinsured	$5,720	$4,502	$1,233	$5,780	$4,358	$1,427
Death benefits reinsured	3,666	3,279	644	3,673	3,140	709
Total reinsured	$9,386	$7,781	$1,877	$9,453	$7,498	$2,136
Total, net of reinsurance	$95,087	$90,522	$7,756	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at March 31, 2013 was $7,756 million (December 31, 2012 – $10,266 million) of which: US$4,394 million (December 31, 2012 – US$5,452 million) was on our U.S. business, $1,806 million (December 31, 2012 – $2,354 million) was on our Canadian business, US$1,099 million (December 31, 2012 – US$2,094 million) was on our Japan business and US$365 million (December 31, 2012 – US$407 million) was related to Asia (other than Japan) and our run-off reinsurance business.

The policy liabilities established for these benefits were $5,909 million at March 31, 2013 (December 31, 2012 – $7,948 million) and include the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $1,767 million at March 31, 2013 (December 31, 2012 – $2,695 million).  The policy liabilities for the hedged block were $4,142 million at March 31, 2013 (December 31, 2012 – $5,253 million). Policy liabilities decreased over the quarter largely due to the favourable impact of the increase in equity markets.

Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D2      Publicly traded equity performance risk

We continue to exceed our stated goal to have approximately 75 per cent of the underlying earnings sensitivity to equity markets offset by hedges.  As at March 31, 2013, we estimate that approximately 78 to 87 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by dynamic and macro hedges, compared with 72 to 83 per cent at December 31, 2012.  The lower end of the range is based on the dynamically hedged assets that exist at March 31, 2013 and assumes rebalancing of equity hedges for dynamically hedged variable annuity liabilities at five per cent intervals and the upper end of the range assumes the performance of the dynamic hedging program would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities.

As outlined in our 2012 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 44 and 45 of our 2012 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. The potential impact is shown assuming that:

(a)	the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation, and

(b)
the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

 Manulife Financial Corporation – First Quarter 2013

In addition, in the first quarter of 2013 we refined our assumptions and now assume that in positive market shock scenarios we reduce the equity hedges in our macro equity risk hedging strategy.  We continue to assume that we rebalance our macro equity hedges in negative market shock scenarios.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2013
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)

Variable annuity guarantees	$(5,180)	$(3,160)	$(1,390)	$1,010	$1,690	$2,090
Asset based fees	(290)	(190)	(100)	100	190	290
General fund equity investments(3)	(470)	(320)	(150)	150	290	400
Total underlying sensitivity	$(5,940)	$(3,670)	$(1,640)	$1,260	$2,170	$2,780

Impact of hedge assets
Impact of macro hedge assets (4)	$2,150	$1,430	$720	$(720)	$(1,070)	$(1,280)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	2,800	1,690	710	(470)	(810)	(1,050)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$4,950	$3,120	$1,430	$(1,190)	$(1,880)	$(2,330)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(990)	$(550)	$(210)	$70	$290	$450
Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(590)	(390)	(150)	(10)	(30)	(40)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,580)	$(940)	$(360)	$60	$260	$410
Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	83%	85%	87%	94%	87%	84%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	73%	74%	78%	95%	88%	85%

(1)           See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
In the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculations, and now assume that we reduce the equity hedges in our Macro Hedge Program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

 Manulife Financial Corporation – First Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at December 31, 2012
(C$ millions)	-30%	-20%	-10%	10%	20%	30%
Underlying sensitivity to net income attributed to shareholders(2)					restated(4)	restated(4)
Variable annuity guarantees	$(5,640)	$(3,510)	$(1,580)	$1,260	$2,220	$2,930
Asset based fees	(270)	(180)	(90)	90	180	270
General fund equity investments(3)	(380)	(260)	(130)	120	230	350
Total underlying sensitivity	$(6,290)	$(3,950)	$(1,800)	$1,470	$2,630	$3,550

Impact of hedge assets
Impact of macro hedge assets (4)	$2,010	$1,340	$670	$(670)	$(1,160)	$(1,580)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	3,070	1,890	820	(600)	(1,010)	(1,300)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(4)	$5,080	$3,230	$1,490	$(1,270)	$(2,170)	$(2,880)
Net impact assuming the change in the value of the hedged assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(5)	$(1,210)	$(720)	$(310)	$200	$460	$670
Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(6)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, as described above(6)	$(1,920)	$(1,190)	$(500)	$190	$420	$600
Percentage of underlying earnings sensitivitiy to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	81%	82%	83%	86%	83%	81%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedge assets do not completely offset the change in the dynamically hedged variable annuity guarantee liability(6)	69%	70%	72%	87%	84%	83%

(1)            See “Caution related to sensitivities” above.
(2)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
The numbers above were restated to reflect the fact that in the first quarter of 2013, we refined our assumptions with respect to the amount of macro hedge offsets in the above calculations.  We now assume that we reduce the equity hedges in our Macro Hedge Program under positive market shock scenarios.

(5)	Variable Annuity Guarantee Liability includes the best estimate liabilities and associated provisions for adverse deviation.
(6)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR ratio
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2013	(14)	(9)	(3)	4	15	23
December 31, 2012	(17)	(11)	(5)	1	3	9

(1)
See “Caution related to sensitivities” above.  In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities, including the provisions for adverse deviation. The estimated amount that would not be completely offset assumes that provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

 Manulife Financial Corporation – First Quarter 2013

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at	March 31, 2013	December 31, 2012
C$ millions
For variable annuity guarantee dynamic hedging strategy	$ 7,600	$9,500
For macro equity risk hedging strategy	8,500	7,800
Total	$ 16,100	$ 17,300

During the quarter, the notional value of hedges in our dynamic hedging strategy decreased due to the normal rebalancing activities associated with positive equity markets.  The notional value of hedges in our macro hedging strategy increased as favourable markets increased the value of the contracts held, and reduced our overall earnings exposure to equity markets.

D3      Interest rate and spread risk

As at March 31, 2013, the sensitivity of our quarterly net income attributed to shareholders to a 100 basis point parallel decline in interest rates was a charge of $600 million and continues to be ahead of our 2014 year-end goal of $1.1 billion. The $200 million increase in sensitivity from December 31, 2012 was primarily attributable to the interest rate movements in the quarter and a change in the prescribed scenario used to determine reserves in Japan.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to interest rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

The income impact does not allow for any future potential changes to the URR assumptions or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business, lower interest earned on our surplus assets, or updates to actuarial assumptions related to variable annuity bond fund calibration. It also does not reflect potential management actions to realize gains or losses on AFS fixed income assets held in the surplus segment in order to partially offset changes in MLI’s MCCSR ratio due to changes in interest rate levels.

Potential impact on net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2013				December 31, 2012
	-100	bp	+100	bp	-100	bp	+100	bp
Net income attributed to shareholders (C$ millions)
Excluding change in market value of AFS fixed income assets held in the surplus segment	$(600)		$400		$(400)		$200
From fair value changes in AFS assets held in surplus, if realized	900		(800)		800		(700)
MLI’s MCCSR ratio (Percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment(5)	(15)		14		(16)		10
From fair value changes in AFS assets held in surplus, if realized	6		(5)		5		(5)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees.  For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss. The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities. Impact of realizing 100% of market value of AFS fixed income is as of the end of the quarter.

(5)
The impact on MLI’s MCCSR ratio includes both the impact of lower earnings on available capital as well as the increase in required capital that results from a decline in interest rates.  The potential increase in required capital accounted for 10 of the 15 point impact of a 100 bp decline in interest rates on MLI’s MCCSR ratio.

 Manulife Financial Corporation – First Quarter 2013

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions As at	March 31, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$500
Decrease 50 basis points	(600)	(1,000)
Swap spreads
Increase 20 basis points	$(500)	$(600)
Decrease 20 basis points	500	600

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter. Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to an expected long-term average over five years.

As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of the change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear. Based on spreads at the end of the first quarter of 2013, a 50 basis point decline in corporate spreads would not result in a movement to a different prescribed reinvestment scenario for policy liability valuation in any jurisdictions.  As at December 31, 2012, the potential earnings impact of a 50 basis point decline in corporate spreads included approximately $400 million related to the impact of the scenario change.

E      ACCOUNTING MATTERS AND CONTROLS

E1      Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2012.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 63 to 71 of our 2012 Annual Report.

E2      Actuarial methods and assumptions

As noted in section A1 above, in the first quarter of 2013 we reported a post-tax charge of $69 million for the impact of changes to actuarial methods and assumptions.  The charge was primarily attributed to the impact of method and modeling refinements in the projection of certain liability related cashflows.

E3      Sensitivity of policy liabilities to updates to assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to updates to asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous update to the assumption across all business units.

For updates to asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment. As our disclosure with respect to the estimated impact on net income for the next five years and the following five years from changes in fixed income URR driven by changes in risk free rates has not changed materially from that disclosed in our 2012 Annual Report, it is not shown here.

 Manulife Financial Corporation – First Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities, excluding the fixed income ultimate reinvestment rate discussed above

C$ millions	Increase (decrease) in after-tax income
As at	March 31, 2013		December 31, 2012
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in future annual returns for public equities(1)	$800	$(800)	$800	$(900)
100 basis point change in future annual returns for alternative long-duration assets(2)	3,900	(3,900)	3,900	(4,000)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(3)	(300)	300	(300)	300

(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $500 million (December 31, 2012 – $500 million). For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(500) million (December 31, 2012 – $(600) million). Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and compliance with actuarial standards. The growth rates for returns in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 7.6% per annum in Canada, 7.6% per annum in the U.S. and 5.3% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 5.8% and 7.85%.

(2)
Alternative long-duration assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The decrease of $100 million in sensitivity from December 31, 2012 to March 31, 2013 is primarily related to the increase in corporate spreads and risk free rates in some jurisdictions during the quarter, increasing the rate at which funds can be reinvested.

(3)
Volatility assumptions for public equities are based on long-term historic observed experience and compliance with actuarial standards. The resulting volatility assumptions are 17.15% per annum in Canada and 17.15% per annum in the U.S. for large cap public equities, and 19% per annum in Japan. For European equity funds, the volatility assumptions vary between 16.15% and 18.35%.

E4      Accounting and reporting changes

Effective January 1, 2013, the Company adopted the amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” retrospectively and adopted disclosure amendments to three standards. As a result of these adoptions, full year 2012 net income increased by $74 million and total shareholders’ equity at December 31, 2012 decreased by $737 million. Details of the changes are outlined below.

The amendments to IAS 19 “Employee Benefits” require the full funded status of the employee plans to be reflected as the net defined benefit liability or asset in the Consolidated Statements of Financial Position.  Actuarial gains and losses are recognized in full in Accumulated Other Comprehensive Income (“AOCI”) when they occur and are no longer recognized in net income. Past service costs or credits are immediately recognized in income when a plan is amended. Interest costs and expected return on plan assets under old IAS 19 have been replaced with a net interest cost or revenue calculated by applying the discount rate to the net defined benefit liability or asset.  Further, these amendments include enhanced disclosures about the characteristics of those plans and the risks to which the entity is exposed through participation in those plans.

IFRS 10 “Consolidated Financial Statements”, applied retrospectively, replaced the consolidation guidance in IAS 27 “Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities” and introduced a single control model to be used while assessing control over another entity (the “investee”).  Under IFRS 10, control results from an investor having: power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of its returns from the investee.

The Company applied significant judgment in its assessment of control. The assessment included the effect of its voting rights over decision making and management agreements, if any, with investee, the significance of benefits to which it is exposed as a result of its relationship with the investees and the degree to which the Company can use its power to affect its returns from investees. The adoption of IFRS 10 resulted in deconsolidation of investments in a timber company and a private investment fund, as well as three financing trusts. The adoption did not result in the consolidation of any additional investments.

 Manulife Financial Corporation – First Quarter 2013

The following table summarizes the changes.

	IAS 19R		IFRS 10
C$ millions, unaudited	Pension Plans	Other	Investments	Financing Trusts	Reclassification(2)	Total
Total assets as at December 31, 2012	$(562)	$-	$(813)	$5	$297	$(1,073)
Investment contract liabilities	$-	$-	$-	$(4)	$-	$(4)
Deferred tax liability	(277)	11	(13)	(109)	297	(91)
Other liabilities	310	(33)	(613)	299	-	(37)
Long-term debt	-	-	-	(406)	-	(406)
Liabilities for preferred shares and capital instruments	-	-	-	402	-	402
Total liabilities	$33	$(22)	$(626)	$182	$297	$(136)
Shareholders’ retained earnings	$74	$7	$-	$(3)	$-	$78
Shareholders’ AOCI including cash flow hedges	(669)	15	13	(174)	-	(815)
Total shareholders’ equity	$(595)	$22	$13	$(177)	$-	$(737)
Non-controlling interests in subsidiaries	-	-	(200)	-	-	(200)
Total liabilities and equity as at December 31, 2012	$(562)	$-	$(813)	$5	$297	$(1,073)
2012 net income (loss) attributed to shareholders(1)	$74	$(7)	$-	$7	$-	$74
2012 basic and diluted earnings per share	$0.04	$-	$-	$-	$-	$0.04

(1)
Adoption of IFRS 10 and IAS 19 resulted in an increase in net income of $19 million, $19 million, $16 million and $20 million for each of the three month periods ended March 31, June 30, September 30 and December 31, 2012, respectively. These amounts represent $0.01 per share for each quarter of 2012.

(2)	Amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – First Quarter 2013

E5       Quarterly financial information

The following table provides summary information related to our eight most recently completed quarters:

As at and for the three months ended		restated(1)
C$ millions, except per share amounts, unaudited	Mar 31, 2013	Dec 31, 2012	Sep 30, 2012	Jun 30, 2012	Mar 31, 2012	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011
Revenue
Premium income
Life and health insurance	$3,871	$4,356	$3,413	$3,719	$3,473	$3,651	$3,490	$3,452
Annuities and pensions	728	658	573	740	1,031	889	772	730
Net premium income prior to FDA coinsurance	$4,599	$5,014	$3,986	$4,459	$4,504	$4,540	$4,262	$4,182
Premiums ceded relating to FDA coinsurance(2)	-	(2)	(1,799)	(5,428)	-	-	-	-
Investment income	1,426	2,080	2,174	2,865	1,580	2,034	3,697	2,609
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities(3)	(1,875)	(1,596)	1,421	7,303	(4,066)	1,360	13,491	2,266
Other revenue	1,990	1,694	1,817	2,052	1,783	1,765	2,005	1,708
Total revenue	$6,140	$7,190	$7,599	$11,251	$3,801	$9,699	$23,455	$10,765
Income (loss) before income taxes	$570	$1,091	$(679)	$(485)	$1,316	$119	$(1,799)	$532
Income tax (expense) recovery	(15)	14	360	186	(68)	(174)	615	(37)
Net income (loss)	$555	$1,105	$(319)	$(299)	$1,248	$(55)	$(1,184)	$495
Net income (loss) attributed to shareholders	$540	$1,077	$(211)	$(281)	$1,225	$(69)	$(1,277)	$490
Basic earnings (loss) per common share	$0.28	$0.57	$(0.13)	$(0.17)	$0.67	$(0.05)	$(0.73)	$0.26
Diluted earnings (loss) per common share	$0.28	$0.57	$(0.13)	$(0.17)	$0.63	$(0.05)	$(0.73)	$0.26
Segregated funds deposits	$6,284	$5,537	$5,539	$5,623	$6,294	$5,575	$5,109	$5,086
Total assets	$497,563	$484,983	$479,633	$478,406	$464,146	$462,102	$455,076	$427,597
Weighted average common shares (in millions)	1,828	1,822	1,816	1,808	1,802	1,795	1,789	1,783
Diluted weighted average common shares (in millions)	1,856	1,854	1,816	1,808	1,919	1,795	1,789	1,871
Dividends per common share	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13	$0.13
CDN$ to US$1 – Statement of Financial Position	1.0156	0.9949	0.9837	1.0191	0.9991	1.0170	1.0389	0.9643
CDN$ to US$1 – Statement of Income	1.0083	0.9914	0.9953	1.0105	1.0011	1.0232	0.9807	0.9679

(1)	The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Section E4 above.

(2)
On June 29, 2012 and September 25, 2012 the Company entered into coinsurance agreements to reinsure 89 per cent of its book value fixed deferred annuity business. Under the terms of the agreements, the Company will maintain responsibility for servicing of the policies and managing some of the assets and has retained the remaining exposure.

(3)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities.

E6	Changes in internal control over financial reporting

No changes were made in our internal control over financial reporting during the three months ended March 31, 2013, that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

E7	Audit Committee

As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

 Manulife Financial Corporation – First Quarter 2013

F      OTHER

F1	Quarterly dividend

On May 1, 2013, our Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of MFC, payable on or after June 19, 2013 to shareholders of record at the close of business on May 14, 2013.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after June 19, 2013 to shareholders of record at the close of business on May 14, 2013.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 3 – $0.2625 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 5 – $0.275 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 7 – $0.2875 per share
Class A Shares Series 4 – $0.4125 per share	Class 1 Shares Series 9 – $0.275 per share
Class 1 Shares Series 1 – $0.35 per share	Class 1 Shares Series 11 - $0.25 per share

F2	Outstanding shares – selected information

Class A Shares Series 1

As at May 6, 2013, MFC had 14 million Class A Shares Series 1 (“Series 1 Preferred Shares”) outstanding at a price of $25.00 per share, for an aggregate amount of $350 million. The Series 1 Preferred Shares are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10 per cent. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95 per cent of the then market price of MFC common shares.

Common Shares

As at May 6, 2013 MFC had 1,833 million common shares outstanding.

F3      Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: Core Earnings; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Core ROE; Core Earnings Per Share; Constant Currency Basis; Premiums and Deposits; Funds under Management; Capital;  and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (losses) is a non-GAAP measure which we use to better understand the long-term earnings capacity and valuation of the business. Core earnings excludes the direct impact of changes in equity markets and interest rates as well as a number of other items, outlined below, that are considered material and exceptional in nature. While this metric is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors, which can have a significant impact.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items that are included in core earnings are:

1.
Expected earnings on in-force, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.

3.	New business strain.

4.	Policyholder experience gains or losses.

5.	Acquisition and operating expenses compared to expense assumptions used in the measurement of policy liabilities.

6.	Up to $200 million of investment gains reported in a single year which are referred to as “core investment gains”.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments are included in core earnings.

8.	Routine or non-material legal settlements.

9.	All other items not specifically excluded.

10.	Tax on the above items.

11.	All tax related items except the impact of enacted or substantially enacted income tax rate changes.

 Manulife Financial Corporation – First Quarter 2013

Items excluded from core earnings are:

1.	The direct impact of equity markets and interest rates, consisting of:
•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•	Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of policy liabilities.
•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities, including the impact on the fixed income ultimate reinvestment rate (“URR”).
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2.
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

3.
Net investment related gains in excess of $200 million per annum or net losses on a year-to-date basis.  Investment gains (losses) relate to fixed income trading, alternative long-duration asset returns, credit experience and asset mix changes. These gains and losses are a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. The maximum of $200 million per annum to be reported in core earnings compares with an average of over $80 million per quarter of investment gains reported since first quarter 2007.

4.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

5.	Changes in actuarial methods and assumptions, excluding URR.

6.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

7.	Goodwill impairment charges.

8.	Gains or losses on disposition of a business.

9.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

10.	Tax on the above items.

11.	Impact of enacted or substantially enacted income tax rate changes.

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.

 Manulife Financial Corporation – First Quarter 2013

Total Company

	Quarterly Results
	2013		2012 (restated)(1)								2011
C$ millions, unaudited	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Core earnings (losses)
Asia Division	$226		$180		$230		$286		$267		$213		$220		$253
Canadian Division	179		233		229		201		172		142		259		233
U.S. Division	440		293		288		247		257		189		260		266
Corporate and Other (excluding expected cost of macro hedges and core investment gains)	(128)		(62)		(103)		(67)		(113)		(124)		(58)		(8)
Expected cost of macro hedges	(148)		(140)		(124)		(118)		(107)		(97)		(107)		(104)
Investment gains included in core earnings	50		50		50		50		50		50		50		50
Total core earnings	$619		$554		$570		$599		$526		$373		$624		$690
Investment related gains in excess of amounts included in core earnings	97		321		365		54		209		261		236		323
Core earnings plus investment related gains in excess of amounts included in core earnings	$716		$875		$935		$653		$735		$634		$860		$1,013
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	101		100		122		(269)		223		(193)		(900)		(52)
Impact of major reinsurance transactions, in-force product changes	-		-		26		112		122		-		-		-
Direct impact of equity markets and interest rates (see table below)	(208)		(18)		(88)		(727)		75		153		(889)		(439)
Change in actuarial methods and assumptions, excluding URR	(69)		(87)		(1,006)		-		12		2		(651)		(32)
Goodwill impairment charge	-		-		(200)		-		-		(665)		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		(50)		-		-		303		-
Tax items and restructuring charge related to organizational design	-		207		-		-		58		-		-		-
Net income (loss) attributed to shareholders	$540		$1,077		$(211)		$(281)		$1,225		$(69)		$(1,277)		$490

Direct impact of equity markets and interest rates:
Gains (charges) on variable annuity liabilities that are not dynamically hedged	$757		$556		$298		$(758)		$982		$234		$(1,211)		$(217)
Gains (charges) on general fund equity investments supporting policy liabilities and on fee income	115		48		55		(116)		121		56		(227)		(73)
Gains (charges) on macro equity hedges relative to expected costs	(730)		(292)		(86)		423		(556)		(250)		882		142
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(245)		(290)		(330)		305		(425)		122		(567)		(28)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(8)		(40)		(25)		96		(47)		(9)		301		107
Charges due to lower fixed income URR assumptions used in the valuation of policy liabilities	(97)		-		-		(677)		-		-		(67)		(370)
Direct impact of equity markets and interest rates	$(208)		$(18)		$(88)		$(727)		$75		$153		$(889)		$(439)

 (1)           The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. or a detailed description of the change see
        Sections A2 and E4 above.

 Manulife Financial Corporation – First Quarter 2013

Asia Division

	Quarterly Results
	2013		2012								2011
C$ millions, unaudited	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Asia Division core earnings	$226		$180		$230		$286		$267		$213		$220		$253
Investment related gains in excess of amounts included in core earnings	43		33		12		28		(18)		47		126		7
Core earnings plus investment related gains in excess of amounts included in core earnings	$269		$213		$242		$314		$249		$260		$346		$260
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	(2)		9		11		(18)		3		(16)		(3)		(11)
Direct impact of equity markets and interest rates	661		460		238		(611)		819		41		(1,055)		(221)
Tax items	-		-		-		-		40		-		-		-
Net income (loss) attributed to shareholders	$928		$682		$491		$(315)		$1,111		$285		$(712)		$28

Canadian Division

	Quarterly Results
	2013		2012								2011
C$ millions, unaudited	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Canadian Division core earnings	$179		$233		$229		$201		$172		$142		$259		$233
Investment related gains in excess of amounts included in core earnings	(187)		(31)		20		(115)		116		72		(47)		67
Core earnings plus investment related gains in excess of amounts included in core earnings	$(8)		$202		$249		$86		$288		$214		$212		$300
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	38		45		38		(74)		41		(67)		(204)		-
Direct impact of equity markets and interest rates	(92)		4		91		74		(134)		99		(100)		(36)
Reinsurance recapture and segregated fund product changes	-		-		-		137		122		-		-		-
Net income (loss) attributed to shareholders	$(62)		$251		$378		$223		$317		$246		$(92)		$264

U.S. Division

	Quarterly Results
	2013		2012 (restated)(1)								2011
C$ millions, unaudited	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2Q
U.S. Division core earnings	$440		$293		$288		$247		$257		$189		$260		$266
Investment related gains in excess of amounts included in core earnings	263		367		348		156		155		158		215		259
Core earnings plus investment related gains in excess of amounts included in core earnings	$703		$660		$636		$403		$412		$347		$475		$525
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Gains (charges) on variable annuity guarantee liabilities that are dynamically hedged	65		46		73		(177)		179		(110)		(693)		(41)
Impact of major reinsurance transactions	-		-		26		(25)		-		-		-		-
Direct impact of equity markets and interest rates	(42)		(150)		(297)		(22)		(15)		268		(810)		(55)
Tax items	-		170		-		-		-		-		-		-
Net income (loss) attributed to shareholders	$726		$726		$438		$179		$576		$505		$(1,028)		$429

 (1)           The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see
        Sections A2 and E4 above.

 Manulife Financial Corporation – First Quarter 2013

Corporate and Other

	Quarterly Results
C$ millions, unaudited	2013		2012 (restated)(1)								2011
	1	Q	4	Q	3	Q	2	Q	1	Q	4	Q	3	Q	2	Q
Corporate and Other core losses (excluding expected cost of macro hedges and core investment gains)	$(128)		$(62)		$(103)		$(67)		$(113)		$(124)		$(58)		$(8)
Expected cost of macro hedges	(148)		(140)		(124)		(118)		(107)		(97)		(107)		(104)
Investment gains included in core earnings	50		50		50		50		50		50		50		50
Total core losses	$(226)		$(152)		$(177)		$(135)		$(170)		$(171)		$(115)		$(62)
Investment related losses in excess of amounts included in core earnings	(22)		(48)		(15)		(15)		(44)		(16)		(58)		(10)
Core losses plus investment related losses in excess of amounts included in core earnings	$(248)		$(200)		$(192)		$(150)		$(214)		$(187)		$(173)		$(72)
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates	(735)		(332)		(120)		(168)		(595)		(255)		1,076		(127)
Changes in actuarial methods and assumptions, excluding URR	(69)		(87)		(1,006)		-		12		2		(651)		(32)
Goodwill impairment charge	-		-		(200)		-		-		(665)		-		-
Gain (loss) on sale of Life Retrocession Business	-		-		-		(50)		-		-		303		-
Tax items and restructuring charge related to organizational design	-		37		-		-		18		-		-		-
Net income (loss) attributed to shareholders	$(1,052)		$(582)		$(1,518)		$(368)		$(779)		$(1,105)		$555		$(231)
 (1)   The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.  For a detailed description of the change see
       Sections A2 and E4 above.

Net income (loss) in accordance with U.S. GAAP is a non-GAAP profitability measure. It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure. It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis. We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Core return on common shareholders’ equity (“Core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings.  The Company calculates core return on common shareholders’ equity using average common shareholders’ equity.

Core earnings per share is core earnings available to common shareholders expressed per weighted average common share outstanding.

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures. Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2013.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) adding back the premiums ceded related to FDA coinsurance, (iii) premium equivalents for administration only group benefit contracts, (iv) premiums in the Canadian Group Benefits reinsurance ceded agreement, (v) segregated fund deposits, excluding seed money, (vi) mutual fund deposits, (vii) deposits into institutional advisory accounts, and (viii) other deposits in other managed funds.

Premiums and deposits	Quarterly results
C$ millions	1Q 2013	4Q 2012	1Q 2012
Net premium income	$4,599	$5,012	$4,504
Deposits from policyholders	6,284	5,537	6,294
Premiums and deposits per financial statements	$10,883	$10,549	$10,798
Add back premiums ceded relating to FDA coinsurance	-	2	-
Investment contract deposits	19	59	70
Mutual fund deposits	8,834	6,117	4,054
Institutional advisory account deposits	782	5,376	368
ASO premium equivalents	710	706	715
Group benefits ceded premiums	996	1,180	970
Other fund deposits	109	139	165
Total premiums and deposits	$22,333	$24,128	$17,140
Currency impact	-	105	(49)
Constant currency premiums and deposits	$22,333	$24,233	$17,091

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

 Manulife Financial Corporation – First Quarter 2013

Funds under management	Quarterly results
(C$ millions) As at	1Q 2013	(restated)(1) 4Q 2012	(restated)(1) 1Q 2012
Total invested assets	$231,252	$229,122	$223,030
Segregated funds net assets	219,449	207,985	205,829
Funds under management per financial statements	$450,701	$437,107	$428,859
Mutual funds	68,996	59,979	53,411
Institutional advisory accounts (excluding segregated funds)	27,736	26,692	21,882
Other funds	7,774	7,358	6,684
Total funds under management	$555,207	$531,136	$510,836
Currency impact	-	5,927	2,849
Constant currency funds under management	$555,207	$537,063	$513,685

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013. For a detailed description of the change see Sections A2 and E4 above.

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
(C$ millions) As at	1Q 2013	(restated)(1) 4Q 2012	(restated)(1) 1Q 2012
Total equity	$25,791	$25,159	$24,792
Add AOCI loss on cash flow hedges	177	185	169
Add liabilities for preferred shares and capital instruments	4,113	3,903	4,905
Total capital	$30,081	$29,247	$29,866

(1)
The 2012 results were restated to reflect the retrospective application of new IFRS accounting standards effective January 1, 2013.   For a detailed description of the change see Sections A2 and E4 above.

Sales are measured according to product type:

For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; mutual funds; college savings 529 plans; and authorized bank loans and mortgages. As we have discontinued sales of new VA contracts in the U.S., beginning in the first quarter of 2013, subsequent deposits into existing U.S. VA contracts will not be considered sales.

For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F4      Caution regarding forward-looking statements

From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others.  All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the

 Manulife Financial Corporation – First Quarter 2013

performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent interim report, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. The forward-looking statements in this documents are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes.  We do not undertake to update any forward-looking statements, except as required by law.

 Manulife Financial Corporation – First Quarter 2013

Consolidated Statements of Financial Position
As at (Canadian $ in millions, unaudited)	March 31, 2013	(restated – note 2) December 31, 2012
ASSETS
Cash and short-term securities	$12,130	$13,480
Securities
Bonds	120,636	119,281
Equities	12,893	11,995
Loans
Mortgages	35,452	35,082
Private placements	20,416	20,275
Policy loans	6,948	6,793
Bank loans	2,100	2,142
Real estate	8,661	8,513
Other invested assets	12,016	11,561
Total invested assets (note 3)	$231,252	$229,122
Other assets
Accrued investment income	$1,838	$1,794
Outstanding premiums	807	1,009
Derivatives (note 4)	13,118	14,707
Reinsurance assets	18,842	18,681
Deferred tax asset	3,694	3,445
Goodwill and intangible assets	5,196	5,113
Miscellaneous	3,367	3,127
Total other assets	$46,862	$47,876
Segregated funds net assets (note 14)	$219,449	$207,985
Total assets	$497,563	$484,983
LIABILITIES and EQUITY
Liabilities
Policy liabilities (note 5)
Insurance contract liabilities	$201,163	$199,588
Investment contract liabilities	2,446	2,420
Bank deposits	19,241	18,857
Derivatives (note 4)	7,141	7,500
Deferred tax liability	638	603
Other liabilities	12,860	13,922
	$243,489	$242,890
Long-term debt (note 8)	4,721	5,046
Liabilities for preferred shares and capital instruments (note 9)	4,113	3,903
Segregated funds net liabilities (note 14)	219,449	207,985
Total liabilities	$471,772	$459,824
Equity
Issued share capital
Preferred shares (note 10)	$2,497	$2,497
Common shares (note 10)	19,964	19,886
Contributed surplus	264	257
Shareholders’ retained earnings	3,525	3,256
Shareholders’ accumulated other comprehensive income (loss)
On pension and other post-employment plans	(662)	(653)
On available-for-sale securities	410	363
On cash flow hedges	(177)	(185)
On translation of foreign operations	(458)	(709)
Total shareholders’ equity	$25,363	$24,712
Participating policyholders’ equity	154	146
Non-controlling interests in subsidiaries	274	301
Total equity	$25,791	$25,159
Total liabilities and equity	$497,563	$484,983

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Donald A. Guloien                                                                        Richard B. DeWolfe
President and Chief Executive Officer                                      Chair of the Board of Directors

 Manulife Financial Corporation – First Quarter 2013

Consolidated Statements of Income
For the three months ended March 31,	(restated – note 2)
(Canadian $ in millions except per share amounts, unaudited)	2013	2012
Revenue
Premium income
Gross premiums	$6,282	$6,199
Premiums ceded to reinsurers	(1,683)	(1,695)
Net premium income	$4,599	$4,504
Investment income
Investment income	$1,426	$1,580
Realized and unrealized losses on assets supporting insurance and investment contract liabilities	(1,875)	(4,066)
Net investment loss	$(449)	$(2,486)
Other revenue	$1,990	$1,783
Total revenue	$6,140	$3,801
Contract benefits and expenses
To contract holders and beneficiaries
Death, disability and other claims	$2,546	$2,466
Maturity and surrender benefits	1,262	1,244
Annuity payments	862	796
Policyholder dividends and experience rating refunds	236	274
Net transfers from segregated funds	(85)	(158)
Change in insurance contract liabilities	(581)	(3,409)
Change in investment contract liabilities	19	36
Ceded benefits and expenses	(1,538)	(1,364)
Change in reinsurance assets	125	5
Net benefits and claims	$2,846	$(110)
General expenses	1,121	1,017
Investment expenses	285	251
Commissions	951	976
Interest expense	295	280
Net premium taxes	72	71
Total contract benefits and expenses	$5,570	$2,485
Income before income taxes	$570	$1,316
Income tax expense	(15)	(68)
Net income	$555	$1,248
Net income attributed to:
Non-controlling interests in subsidiaries	$7	$8
Participating policyholders	8	15
Shareholders	540	1,225
	$555	$1,248
Net income attributed to shareholders	$540	$1,225
Preferred share dividends	(32)	(24)
Net income available to common shareholders	$508	$1,201

EARNINGS PER SHARE
Weighted average number of common shares outstanding (in millions)	1,828	1,802
Weighted average number of diluted common shares outstanding (in millions)	1,856	1,919
Basic earnings per common share	$0.28	$0.67
Diluted earnings per common share	$0.28	$0.63
Dividends per common share	$0.13	$0.13

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2013

Consolidated Statements of Comprehensive Income
For the three months ended March 31,	(restated – note 2)
(Canadian $ in millions, unaudited)	2013	2012
Net income	$555	$1,248
Other comprehensive income (loss), net of tax
Items that will not be reclassified to net income:
Remeasurement of pension and other post-employment plans	$(9)	$8
Total items that will not be reclassified to net income	$(9)	$8
Items that are or may be subsequently reclassified to net income:
Change in unrealized foreign exchange gains (losses) on
Translation of foreign operations	$260	$(590)
Net investment hedges	(9)	29
Change in unrealized gains (losses) on available-for-sale financial securities
Unrealized gains arising during the period	72	68
Reclassification of realized (gains) losses and impairments to net income	(25)	78
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Unrealized gains arising during the period	6	73
Reclassification of realized losses to net income	2	2
Total items that are or may be subsequently reclassified to net income	$306	$(340)
Other comprehensive income (loss), net of tax	$297	$(332)
Total comprehensive income	$852	$916
Total comprehensive income attributed to:
Non-controlling interests in subsidiaries	$7	$6
Participating policyholders	8	15
Shareholders	837	895

Income Taxes Included in Comprehensive Income
For the three months ended March 31,	(restated – note 2)
(Canadian $ in millions, unaudited)	2013	2012
Income tax (recovery) expense
Items that will not be reclassified to net income:
Income tax on remeasurement of pension and other post-employment plans	$(4)	$5
Total items that will not be reclassified to net income	$(4)	$5
Items that are or may be subsequently reclassified to net income:
Change in unrealized foreign exchange gains (losses)
Income tax (recovery) on translation of foreign operations	$(6)	$(2)
Income tax expense (recovery) on net investment hedges	(3)	10
Change in unrealized gains (losses) on available-for-sale financial securities
Income tax expense from unrealized gains arising during the period	16	30
Income tax recovery related to reclassification of realized gains (losses) and recoveries/impairments to net income	3	20
Changes in unrealized gains (losses) on derivative instruments designated as cash flow hedges
Income tax expense from unrealized gains arising during the period	4	36
Income tax recovery related to reclassification of realized losses to net income	1	1
Total items that are or may be subsequently reclassified to net income	$15	$95
Total income tax expense	$11	$100

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2013

Consolidated Statements of Changes in Equity
For the three months ended March 31,	(restated – note 2)
(Canadian $ in millions, unaudited)	2013	2012
Preferred shares
Balance, beginning of period	$2,497	$1,813
Issued during the period (note 10)	-	250
Issuance costs, net of tax	-	(6)
Balance, end of period	$2,497	$2,057
Common shares
Balance, beginning of period	$19,886	$19,560
Issued under dividend reinvestment and share purchase plans	78	84
Balance, end of period	$19,964	$19,644
Contributed surplus
Balance, beginning of period	$257	$245
Stock option expense	7	8
Balance, end of period	$264	$253
Shareholders’ retained earnings
Balance, beginning of period	$3,256	$2,501
Effect of accounting change (note 2)	-	4
Net income attributed to shareholders	540	1,225
Preferred share dividends	(32)	(24)
Common share dividends	(239)	(235)
Balance, end of period	$3,525	$3,471
Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of period	$(1,184)	$96
Effect of accounting change (note 2)	-	(915)
Change in unrealized foreign exchange gains (losses) of net foreign operations	251	(561)
Change in actuarial gains (losses) on pension and other post-employment plans	(9)	8
Change in unrealized gains (losses) on available-for-sale financial securities	47	146
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	8	77
Balance, end of period	$(887)	$(1,149)
Total shareholders’ equity, end of period	$25,363	$24,276
Participating policyholders’ equity
Balance, beginning of period	$146	$249
Net income attributed to participating policyholders	8	15
Balance, end of period	$154	$264
Non-controlling interests
Balance, beginning of period	$301	$415
Effect of accounting change (note 2)	-	(177)
Net income attributed to non-controlling interests	7	8
Other comprehensive income attributed to non-controlling interests	-	(2)
Contributions (distributions), net	(34)	8
Balance, end of period	$274	$252
Total equity, end of period	$25,791	$24,792

The accompanying notes are an integral part of these unaudited consolidated financial statements

 Manulife Financial Corporation – First Quarter 2013

Consolidated Statements of Cash Flows
For the three months ended March 31,	(restated – note 2)
(Canadian $ in millions, unaudited)	2013	2012
Operating activities
Net income	$555	$1,248
Adjustments for non-cash items in net income:
Decrease in insurance contract liabilities	(581)	(3,409)
Increase in investment contract liabilities	19	36
Decrease in reinsurance assets	125	5
Amortization of premium/discount on invested assets	8	14
Other amortization	104	95
Net realized and unrealized losses including impairments	2,902	4,867
Deferred income tax recovery	(167)	(14)
Stock option expense	7	8
Net income adjusted for non-cash items	$2,972	$2,850
Changes in policy related and operating receivables and payables	(356)	(571)
Cash provided by operating activities	$2,616	$2,279
Investing activities
Purchases and mortgage advances	$(13,144)	$(15,790)
Disposals and repayments	9,508	12,348
Changes in investment broker net receivables and payables	(169)	(74)
Net cash decrease from purchase of subsidiary	(73)	-
Cash used in investing activities	$(3,878)	$(3,516)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$(70)	$(489)
Repayment of long-term debt	(350)	-
Issue of capital instruments, net	199	497
Net (redemption) issue of investment contract liabilities	(38)	8
Funds repaid, net	(79)	(1)
Secured borrowings from securitization transactions	-	250
Changes in bank deposits, net	373	451
Shareholder dividends paid in cash	(192)	(175)
(Distributions to) contributions from non-controlling interests, net	(34)	8
Preferred shares issued, net	-	244
Cash provided by (used in) financing activities	$(191)	$793
Cash and short-term securities
Decrease during the period	$(1,453)	$(444)
Effect of foreign exchange rate changes on cash and short-term securities	156	(143)
Balance, beginning of period	12,847	12,266
Balance, end of period	$11,550	$11,679
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$13,480	$12,799
Net payments in transit, included in other liabilities	(633)	(533)
Net cash and short-term securities, beginning of period	$12,847	$12,266
End of period
Gross cash and short-term securities	$12,130	$12,293
Net payments in transit, included in other liabilities	(580)	(614)
Net cash and short-term securities, end of period	$11,550	$11,679
Supplemental disclosures on cash flow information:
Interest received	$2,035	$2,116
Interest paid	$212	$303
Income taxes paid	$91	$170

The accompanying notes are an integral part of these unaudited consolidated financial statements.

 Manulife Financial Corporation – First Quarter 2013

Notes to Consolidated Interim Financial Statements
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)

Note 1 Nature of Operations and Significant Accounting Policies

(a)	Reporting entity
Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company, Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to millions of customers.  These products and services include individual life insurance, group life and health insurance, long-term care services, pension products, annuities, mutual funds and banking products.  MFC provides asset management services to institutional customers worldwide and offers reinsurance solutions, specializing in property and casualty retrocession. The Company operates as Manulife Financial in Canada and Asia and primarily as John Hancock in the United States.

(b)	Basis of presentation
MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”).  These Consolidated Interim Financial Statements have been prepared on a condensed basis in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”).  None of the accounting requirements of OSFI are exceptions to International Financial Reporting Standards (“IFRS”). Management has determined that the consolidated financial statements present fairly the entity’s financial position, financial performance and cash flows.

These Consolidated Interim Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2012 and the accompanying notes included on pages 90 to 167 of the Company’s 2012 Annual Report.

These Consolidated Interim Financial Statements of MFC as at and for the three months ended March 31, 2013 were authorized for issue by the Board of Directors on May 1, 2013.

Note 2 Accounting and Reporting Changes

(a)	Impact of standards applied retrospectively
Effective January 1, 2013, the Company adopted several new and amended accounting pronouncements. The amendments to IAS 19 “Employee Benefits” and IFRS 10 “Consolidated Financial Statements” were adopted retrospectively.  As a result of these adoptions, net income attributed to shareholders for the year ended December 31, 2012 increased by $74 and total shareholders’ equity at December 31, 2012 decreased by $737.

The following table summarizes the changes.

As at	December 31, 2012				January 1, 2012
Increase (decrease) in	As reported	Adjustments	Reclass- ifications(2)	Restated	As reported	Adjustments	Reclass- ifications(2)	Restated
Total assets	$486,056	$(1,370)	$297	$484,983	$461,977	$(1,390)	$474	$461,061
Investment contract liabilities	$2,424	$(4)	$-	$2,420	$2,540	$(22)	$-	$2,518
Derivatives	7,206	294	-	7,500	7,627	350	-	7,977
Deferred tax liability	694	(388)	297	603	766	(468)	474	772
Other liabilities	14,253	(331)	-	13,922	12,341	(141)	-	12,200
Long-term debt	5,452	(406)	-	5,046	5,503	(425)	-	5,078
Liabilities for preferred shares and capital instruments	3,501	402	-	3,903	4,012	404	-	4,416
Accounts not impacted by accounting changes	426,430	-	-	426,430	404,309	-	-	404,309
Total liabilities	$459,960	$(433)	$297	$459,824	$437,098	$(302)	$474	$437,270
Shareholders' retained earnings	$3,178	$78	$-	$3,256	$2,501	$4	$-	$2,505
Shareholders' accumulated other comprehensive income (loss)	(369)	(815)	-	(1,184)	96	(915)	-	(819)
Non-controlling interests in subsidiaries	501	(200)	-	301	415	(177)	-	238
Accounts not impacted by acounting changes	22,786	-	-	22,786	21,867	-	-	21,867
Total equity	$26,096	$(937)	$-	$25,159	$24,879	$(1,088)	$-	$23,791
Total liabilities and equity	$486,056	$(1,370)	$297	$484,983	$461,977	$(1,390)	$474	$461,061
2012 net income attributed to shareholders(1)	$1,736	$74	$-	$1,810

(1)
Adoption of IFRS 10 and IAS 19 resulted in an increase in net income of $19, $19, $16 and $20 for each of the three month periods ended March 31, June 30, September 30 and December 31, 2012, respectively. These amounts represent $0.01 per share for each quarter of 2012.

(2)	Amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – First Quarter 2013

(b)	New standards related to consolidation, joint arrangements and other interests
The IASB issued five new related standards:  IFRS 10 “Consolidated Financial Statements”, IFRS 11 “Joint Arrangements”, IFRS 12 “Disclosure of Interests in Other Entities”, IAS 27 “Separate Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”.

IFRS 10, applied retrospectively, replaced the consolidation guidance in IAS 27 “Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities” and introduced a single control model to be used while assessing control over another entity (the “investee”).  Under IFRS 10, control results from an investor having: power over the investee; exposure or rights to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of its returns from the investee.

The Company applied significant judgment in its assessment of control.  The assessment included the effect of its voting rights over decision making and management agreements, if any, with the investees, the significance of benefits to which it is exposed as a result of its relationship with the investees and the degree to which the Company can use its power to affect its returns from investees.

The adoption of IFRS 10 resulted in deconsolidation of investments in a timber company and a private investment fund, as well as three financing trusts.  The adoption did not result in the consolidation of any additional investments.

Deconsolidation of investments in a timber company and a private investment fund
The Company has determined that under IFRS 10, it does not control Hancock Victoria Plantations (“HVP”) and Hancock Capital Partners IV, LP (“HCP IV”), as the Company’s general fund investment in each is not considered to be significant.  These investments are described in note 18 of the Company’s 2012 Annual Consolidated Financial Statements and are now accounted for using the equity method of accounting.

Deconsolidation of three financing trusts
The Company has determined that under IFRS 10, it does not control Manulife Financial Capital Trust II (“Trust II”), Manulife Finance (Delaware), L.P. (MFLP”), and John Hancock Global Funding II, Ltd. (“JHGF II”).  These financing trusts are described in notes 12, 13 and 18 to the Company’s 2012 Annual Consolidated Financial Statements.

While the Company predetermines the financing trusts’ financial and operating policies and obtains returns from the financing trusts in the form of advantageous access to capital markets, the entities are designed to pass the Company’s credit risk onto those parties to which the Manulife Financial Capital Trust II Notes – Series 1, senior and subordinate debentures and medium term notes were issued. Therefore, under IFRS 10, the Company’s exposure to their returns is not considered to be significant in relation to their total returns.

Deconsolidation of Trust II had no significant quantitative impact on the Company’s Consolidated Statements of Income or Consolidated Statements of Financial Position. Upon deconsolidation of MFLP, the Company excluded the senior debentures and subordinated debentures issued by MFLP and included the notes and loans issued to MFLP as liabilities of the Company, classified within Long-Term Debt and Liabilities for Preferred Shares and Capital Instruments, respectively.  Upon deconsolidation of JHGF II, the Company included the funding agreements issued by John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) to JHGF II as liabilities of the Company, classified within Investment Contract Liabilities, and excluded the medium term notes issued by JHGF II. In addition, interest rate swaps between MLI and MFLP and between JHUSA and JHGF II have been included on the balance sheet.

Segregated funds
The Company offers segregated fund products, including variable annuities in Asia, Canada and the United States. Under these arrangements, policyholders are provided the opportunity to invest in a variety of funds offered by the Company. Upon adoption of IFRS 10, the Company continues to present segregated fund net assets, which are in the legal name and title of the Company but are held on behalf of policyholders, as a single line item in the Consolidated Statements of Financial Position. The obligation to pay the value of the net assets held under these policies is considered a financial liability and is measured based on the value of the net segregated fund assets. Guarantees that may be offered as part of certain segregated fund contracts are recorded within the Company’s insurance contract liabilities.

Market value movements in the underlying segregated fund net assets along with any investment income earned and expenses incurred are directly attributed to policyholders. The Company does not present these amounts as revenue in the Consolidated Statement of Income; however, they are disclosed in note 14.

For services provided to policyholders, the Company receives investment management and guarantee fees which are directly charged by the segregated funds to policyholders. This revenue is recorded in the Company’s Other Revenue.

 Manulife Financial Corporation – First Quarter 2013

The following is a summary of the impact of adopting IFRS 10.

As at	December 31, 2012			January 1, 2012
Increase (decrease) in	HVP and HCP IV	Financing trusts	Total	HVP and HCP IV	Financing trusts	Total
Total assets(1)	$(813)	$5	$(808)	$(820)	$-	$(820)
Investment contract liabilities	$-	$(4)	$(4)	$-	$(22)	$(22)
Derivatives	-	294	294	-	350	350
Deferred tax liability	(13)	(109)	(122)	(7)	(113)	(120)
Other liabilities	(613)	5	(608)	(644)	-	(644)
Long-term debt	-	(406)	(406)	-	(425)	(425)
Liabilities for preferred shares and capital instruments	-	402	402	-	404	404
Total liabilities	$(626)	$182	$(444)	$(651)	$194	$(457)
Shareholders’ retained earnings	$-	$(3)	$(3)	$-	$(10)	$(10)
Shareholders’ accumulated other comprehensive income (loss) on cash flow hedges	13	(174)	(161)	8	(184)	(176)
Non-controlling interests in subsidiaries	(200)	-	(200)	(177)	-	(177)
Total equity	$(187)	$(177)	$(364)	$(169)	$(194)	$(363)
Total liabilities and equity	$(813)	$5	$(808)	$(820)	$-	$(820)
2012 net income attributed to shareholders(2)	$-	$7	$7

(1)           Decrease generally recognized in other invested assets.

(2)	Deconsolidation of the financing trusts resulted in an increase of $2, $2, $nil and $3 for each of the three month periods ended March 31, June 30, September 30 and December 31, 2012, respectively.

IFRS 11 introduced new accounting requirements for joint arrangements, replacing IAS 31 “Interests in Joint Ventures”.  IFRS 11 removes the option to apply the proportionate consolidation method when accounting for joint ventures and instead requires the equity method of accounting be applied in accordance with IAS 28. The adoption of IFRS 11 had no significant effect on the consolidated financial statements as the Company does not have significant interests in joint venture arrangements.

IFRS 12 integrated and made consistent the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities and presents those requirements in a single standard.  IFRS 12 requires that an entity disclose information that enables users of its financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, comprehensive income and cash flows.

The Company included the disclosures required by IFRS 12 in note 18 to its 2012 Annual Consolidated Financial Statements and will continue to disclose its interests in the newly unconsolidated structured entities, as a result of the adoption of IFRS 10, in its 2013 Annual Consolidated Financial Statements.  In reviewing its disclosures, the Company considered the nature and extent of the relationships including any restrictions on consolidated assets and liabilities and risk exposure arising from the arrangements.  The Company has not provided financial or other support to its investees, without having a contractual obligation to do so, during the reporting period.  Further, the Company has no current intention to provide financial or other support, without having a contractual obligation to do so, to its investees.

IAS 27 was modified to remove principles of control over another entity, as these principles are now presented within IFRS 10.  Adoption of the modifications of IAS 27 had no effect on the Company’s Consolidated Financial Statements.

IAS 28 was modified to require that the equity method of accounting be used where joint control over a joint venture is present.  The principles used in assessing whether significant influence exist were not significantly altered.  Adoption of the modifications of IAS 28 had no material effect on the Company’s Consolidated Financial Statements.

(c)	Amendments to IAS 19 “Employee Benefits” and IAS 1 “Presentation of Financial Statements”
Amendments to IAS 19 “Employee Benefits”, issued in June 2011, require the full funded status of the plan to be reflected as the net defined benefit liability or asset in the Consolidated Statements of Financial Position.  Actuarial gains and losses are recognized in full in Other Comprehensive Income (“OCI”) when they occur and are no longer recognized in net income.  Past service costs or credits are immediately recognized in income when a plan is amended.  Interest costs and expected return on plan assets under the previous version of IAS 19 have been replaced with a net interest cost or revenue calculated by applying the discount rate to the net defined benefit liability or asset.  Further, these amendments include enhanced disclosures about the characteristics of those plans and the risks to which the entity is exposed through participation in those plans. Additional disclosures have been incorporated in note 11 to comply with these requirements.

The following is a summary of the related adjustments made to the Consolidated Financial Statements as a result of the retrospective adoption of the amendments to IAS 19 in respect of all Company pension and other post-employment plans.

 Manulife Financial Corporation – First Quarter 2013

As at	December 31, 2012			January 1, 2012
Increase (decrease) in	Pension plans	Other post-employment benefits	Total	Pension plans	Other post-employment benefits	Total
Total assets(1)	$(562)	$-	$(562)	$(570)	$-	$(570)
Other liabilities	$310	$(33)	$277	$464	$39	$503
Deferred tax liability	(277)	11	(266)	(335)	(13)	(348)
Total liabilities	$33	$(22)	$11	$129	$26	$155
Shareholders' accumulated other comprehensive income (loss)	$(669)	$15	$(654)	$(699)	$(40)	$(739)
Shareholders' retained earnings	74	7	81	-	14	14
Total equity	$(595)	$22	$(573)	$(699)	$(26)	$(725)
Total liabilities and equity	$(562)	$-	$(562)	$(570)	$-	$(570)
2012 net income attributed to shareholders(2)	$74	$(7)	$67
2012 basic earnings per share(2)	$0.04	$-	$0.04
2012 diluted earnings per share(2)	$0.04	$-	$0.04

 (1)           Decrease reflected in miscellaneous assets.

(2)
2012 net income attributed to shareholders was restated by $17, $17, $16 and $17 for each of  the three month periods ended March 31, June 30, September 30 and December 31, 2012, respectively, with corresponding adjustments to other liabilities.   These amounts represent an increase of $0.01 per share for each quarter of 2012.

Amendments to IAS 1 “Presentation of Financial Statements” were issued in June 2011 and require items within OCI to be presented separately based on whether or not the item will be subsequently reclassified into net income.  The new presentation was adopted in conjunction with the treatment of OCI under IAS 19.

(d)	IFRS 13 “Fair Value Measurement”
IFRS 13 “Fair Value Measurement” was issued in May 2011 and adopted by the Company effective January 1, 2013. IFRS 13 defines fair value, provides guidance on how to determine fair value but does not change the requirements regarding which items should be measured or disclosed at fair value.

The standard also requires many new disclosures for both financial and non-financial assets and liabilities measured at, or based on, fair value and for items not measured at fair value but for which fair value is disclosed.  While the definition of each level within the fair value hierarchy, as described in note 11 of the Company’s 2012 Annual Consolidated Financial Statements, has not changed, the disclosures below include a description of the valuation technique used for each of the Company’s major categories of assets and liabilities measured or disclosed at fair value. In addition, the standard requires more disclosures around inputs and sensitivities for Level 3 fair values for those items measured at fair value on a recurring basis, along with expanded disclosures around transfers between levels in the fair value hierarchy.

Determination of fair value
The valuation methodologies used to determine the fair values of assets and liabilities under IFRS 13 reflect market participant assumptions and are based on the application of the fair value hierarchy that prioritizes observable market data over unobservable data.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques.  The Company’s quality assurance process includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses external observable data.  Broker quotes are used only when external public vendor prices are not available.

Valuation techniques used to measure the fair value of the assets and liabilities measured and disclosed at fair value on a recurring basis are:
•
Short-term investments are comprised of securities due to mature within one year of the date of purchase.  Carrying value of these instruments approximates fair value due to their short-term maturities and they are generally classified as Level 1.  Commercial paper and discount notes are classified as Level 2 because these securities are typically not actively traded.

•
Bonds are generally valued by independent pricing vendors using proprietary pricing models, incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. These bonds are classified as Level 2, but can be Level 3 if the significant inputs are unobservable.

•	Equities are comprised of common and preferred equities and are classified as Level 1, as fair values are based on quoted market prices.

•
Mortgages are classified within Level 2.  Fair value is determined based on a discounted cash flow model using market observable inputs including contractual maturities and current market discount rates based on term and property type.

•
Private placements are valued based on techniques and assumptions which reflect changes since origination of both interest rates and creditworthiness of the individual borrower and also include an unobservable liquidity adjustment and any applicable provision for credit loan losses. Private placements are classified as Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the security may be classified as Level 3.

 Manulife Financial Corporation – First Quarter 2013

•
Real estate that is investment property and not held for own use is measured at fair value using external appraisals that are based on the highest and best use of the properties.  The valuation techniques used include discounted cash flows, direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return.  Investment property is classified as Level 3.

•
Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract) and market volatility.  Fair values are based on market standard valuation methodologies consistent with what a market participant would use when pricing the instruments. Derivative valuations based on inputs which are observable or can be corroborated by observable market data are classified as Level 2.

Where inputs are not observable or cannot be derived principally from, or corroborated by, observable market data and involve significant management judgment or estimation, derivative valuations are classified as Level 3.  Unobservable inputs include broker quotes, volatilities and inputs outside of the observable portion of the interest rate curve, other relevant market measures, the credit risk of both the counterparty and the Company, netting agreements and collateral arrangements.

•
Segregated funds net assets are measured at the fair value of the underlying assets owned by the segregated funds. Assets owned by the Company’s segregated funds primarily include investments in mutual funds, bonds, equities, real estate, short-term investments and cash and cash equivalents.  Fair values are determined on a basis consistent with methodologies described herein for similar instruments held within the Company’s general account and may be classified as Level 1, 2 or 3.

•
Investment contract liabilities include certain investment savings and pension products that are measured at fair value as well as medium term notes and annuity certain products for which the fair value is only disclosed.  The fair value of the medium term notes and annuity certain products is determined using a discounted cash flow approach based on current market interest rates adjusted for the Company’s own credit standing.  All investment contract liabilities are classified in Level 2 as their valuations use observable market data.

(e)	Amendments to IFRS 7 “Financial Instruments: Disclosure”
The Company adopted the amendments to IFRS 7 “Offsetting Financial Assets and Financial Liabilities” effective January 1, 2013.  This amendment introduces new disclosure requirements for financial instruments relating to their rights of offset and related arrangements under an enforceable master netting agreement or similar arrangements.  The adoption of this amendment did not have a significant impact on the Company’s Consolidated Financial Statements.  These new disclosure requirements are included in note 7.

(f)	Annual Improvements 2009–2011 Cycle
In May 2012, the IASB issued minor amendments to five different standards as part of the Annual Improvements process. The amendments are effective for the Company for fiscal years beginning on or after January 1, 2013. The adoption of these amendments did not have a significant impact on the classification, measurement or presentation of the Company’s Consolidated Financial Statements.

 Manulife Financial Corporation – First Quarter 2013

Note 3 Invested Assets

(a)	Carrying values and fair values of invested assets

As at March 31, 2013	FVTPL	AFS	Other	Total carrying value	Total fair value
Cash and short-term securities(1)	$382	$7,843	$3,905	$12,130	$12,130
Bonds(2)
Canadian government and agency	13,379	3,005	-	16,384	16,384
U.S. government and agency	18,408	8,888	-	27,296	27,296
Other government and agency	11,734	1,901	-	13,635	13,635
Corporate	55,004	4,635	-	59,639	59,639
Mortgage/asset-backed securities	3,053	629	-	3,682	3,682
Equities	11,112	1,781	-	12,893	12,893
Loans
Mortgages	-	-	35,452	35,452	37,782
Private placements	-	-	20,416	20,416	22,538
Policy loans	-	-	6,948	6,948	6,948
Bank loans	-	-	2,100	2,100	2,108
Real estate
Own use property	-	-	795	795	1,425
Investment property	-	-	7,866	7,866	7,866
Other invested assets(3)	5,069	118	6,829	12,016	12,085
Total invested assets(4)	$118,141	$28,800	$84,311	$231,252	$236,411

As at December 31, 2012
Cash and short-term securities(1)	$531	$8,362	$4,587	$13,480	$13,480
Bonds(2)
Canadian government and agency	12,929	3,014	-	15,943	15,943
U.S. government and agency	18,361	8,811	-	27,172	27,172
Other government and agency	11,750	1,866	-	13,616	13,616
Corporate	54,024	4,778	-	58,802	58,802
Mortgage/asset-backed securities	3,219	529	-	3,748	3,748
Equities	10,370	1,625	-	11,995	11,995
Loans
Mortgages	-	-	35,082	35,082	37,468
Private placements	-	-	20,275	20,275	22,548
Policy loans	-	-	6,793	6,793	6,793
Bank loans	-	-	2,142	2,142	2,148
Real estate
Own use property	-	-	789	789	1,368
Investment property	-	-	7,724	7,724	7,724
Other invested assets(3)	4,832	116	6,613	11,561	11,777
Total invested assets(4)	$116,016	$29,101	$84,005	$229,122	$234,582

(1)
Includes short-term securities (i.e., maturities of less than one year at acquisition) amounting to $2,241(December 31, 2012 – $2,030) and cash equivalents (i.e., maturities of less than 90 days at acquisition) amounting to $5,984 (December 31, 2012 – $6,863).

(2)	Total bonds include securities which are deemed to be short-term securities and cash equivalents of $791 and $108 respectively (December 31, 2012 – $850 and $132, respectively).

(3)
Other invested assets include private equity of $1,857, power and infrastructure of $2,971, oil and gas of $1,446, timber and agriculture sectors of $2,361 as well as investments in leveraged leases of $2,665 (December 31, 2012 – $1,761, $2,913, $1,355, $2,243 and $2,591, respectively).

(4)	The methodologies for determining fair value of the Company’s invested assets are described in note 2.

 Manulife Financial Corporation – First Quarter 2013

(b)	Bonds and equities classified as fair-value-through-profit-and-loss (“FVTPL”)
The FVTPL classification was elected for securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value recorded for the related insurance and investment contract liabilities. There would otherwise be a mismatch if the available-for-sale (“AFS”) classification was selected because changes in insurance and investment contract liabilities are reflected in net income rather than in OCI.

(c)	Bonds and equities classified as AFS
Securities that are designated as AFS are not actively traded but sales do occur as circumstances warrant.  Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(d)	Mortgage securitization
The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), Government of Canada National Housing Act (“NHA”) MBS program, as well as to other third party investors.  Additionally, the Company mitigates credit risk on certain mortgages through transfers to third party investors.  Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(d) of the Company’s 2012 Annual Consolidated Financial Statements.

There are no expected credit losses on the mortgages that have been securitized under the Government of Canada CMB and NHA MBS programs and the HELOC securitization as they are government guaranteed. Benefits received from the transfers include interest spread between the asset and associated liability.

The cash flows received from the assets/mortgages are used to settle the related secured borrowing liability. Receipts of principal are deposited into a trust account for settlement of the liability at the time of maturity. The transferred assets and related cash flows cannot be transferred or otherwise used for other purposes. For the HELOC transactions, receipts of principal are allocated to the Company (the Seller) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at March 31, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	178	307	485	482
Total	$1,428	$313	$1,741	$1,730

As at December 31, 2012
HELOC securitization(1)	$1,250	$6	$1,256	$1,248
CMB securitization	200	283	483	482
NHA MBS securitization(2)	1	8	9	9
Total	$1,451	$297	$1,748	$1,739
(1)
The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions.  The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liability.

(2)	Under the Government of Canada programs for NHA MBS securitization, cash received on the mortgages is held in a restricted cash account for the payment of the liability under the terms of the program.

 Manulife Financial Corporation – First Quarter 2013

The fair value of the securitized assets and associated liabilities are as follows.

As at March 31, 2013	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities	Net
HELOC securitization	$1,250	$6	$1,256	$1,256	$-
CMB securitization	185	307	492	493	(1)
Total	$1,435	$313	$1,748	$1,749	$(1)

As at December 31, 2012
HELOC securitization	$1,250	$6	$1,256	$1,256	$-
CMB securitization	205	282	487	491	(4)
NHA MBS securitization	1	8	9	9	-
Total	$1,456	$296	$1,752	$1,756	$(4)

Note 4 Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices.  The Company uses derivatives including swaps, forwards and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in note 10(a) of the Company’s 2012 Annual Consolidated Financial Statements for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

Hedging relationships
The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Hedging relationships eligible for hedge accounting are designated as fair value hedges, cash flow hedges or as net investment hedges, as described below.

Fair value hedges
The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

 Manulife Financial Corporation – First Quarter 2013

Derivatives in fair value hedging relationships
For the three months ended March 31, 2013	Hedged items in fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$185	$(204)	$(19)
	Fixed rate liabilities	1	-	1
Foreign currency swaps	Fixed rate assets	3	(1)	2
Total		$189	$(205)	$(16)

For the three months ended March 31, 2012
Interest rate swaps	Fixed rate assets	$514	$(488)	$26
	Fixed rate liabilities	(24)	24	-
Foreign currency swaps	Fixed rate assets	2	(3)	(1)
Total		$492	$(467)	$25

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

Derivatives in cash flow hedging relationships
For the three months ended March 31, 2013	Hedged items in cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(4)	$(3)	$-
Foreign currency swaps	Fixed-rate assets	(1)	-	-
	Floating rate liabilities	22	-	-
Foreign currency forwards	Forecasted expenses	(5)	-	-
Total return swaps	Stock-based compensation	(1)	-	-
Total		$11	$(3)	$-

For the three months ended March 31, 2012

Interest rate swaps	Forecasted liabilities	$13	$(3)	$-
Foreign currency forwards	Forecasted expenses	3	-	-
	Floating rate liabilities	58	-	-
Total return swaps	Stock-based compensation	35	-	-
Total		$109	$(3)	$-

The Company anticipates that net losses of approximately $41 will be reclassified from AOCI to earnings within the next twelve months. The maximum time frame for which variable cash flows are hedged is 29 years.

Hedges of net investments in net foreign operations
The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in net foreign operations.

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Changes in Equity are shown in the following table.

 Manulife Financial Corporation – First Quarter 2013

Hedging instruments in net investment hedging relationships
For the three months ended March 31, 2013	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Currency swaps and interest rate swaps	$23	$-	$-
Non-functional currency denominated debt	(23)	-	-
Total	$-	$-	$-

For the three months ended March 31, 2012
Currency swaps and interest rate swaps	$19	$-	$-
Non-functional currency denominated debt	20	-	-
Total	$39	$-	$-

Derivatives not designated as hedging instruments
Derivatives used in portfolios supporting insurance contract liabilities are generally not designated as hedging instruments because the change in the value of the insurance contract liabilities economically hedged by these derivatives also is recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives in non-hedging relationships on the Consolidated Statements of Income are shown in the following table.

For the three months ended March 31,	2013	2012
Non-hedging relationships
Investment income (loss)
Interest rate swaps	$(1,301)	$(2,801)
Credit default swaps	-	1
Stock futures	(1,610)	(1,652)
Currency futures	(12)	(85)
Interest rate futures	(1)	58
Interest rate options	(6)	(2)
Total return swaps	13	(1)
Foreign currency swaps	(76)	(21)
Foreign currency forwards	(21)	(15)
Bond forwards	(8)	-
Total investment loss from derivatives in non-hedging relationships	$(3,022)	$(4,518)

Fair value of derivatives
The fair value of derivative instruments is summarized by term to maturity in the following table.  Fair values shown do not incorporate the impact of master netting agreements (see note 6).

Term to maturity	Less than	1 to 3	3 to 5	Over 5
As at March 31, 2013	1 year	years	years	years	Total
Derivative assets	$61	$217	$368	$12,472	$13,118
Derivative liabilities	69	308	410	6,354	7,141
As at December 31, 2012
Derivative assets	$69	$215	$396	$14,027	$14,707
Derivative liabilities	75	290	442	6,693	7,500

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for all derivatives in hedging and non-hedging relationships are summarized in the following table.

 Manulife Financial Corporation – First Quarter 2013

As at		March 31, 2013			December 31, 2012
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedging relationships
Fair value hedges	Interest rate swaps	$6,832	$75	$1,274	$6,726	$54	$1,352
	Foreign currency swaps	71	-	26	69	-	28
Cash flow hedges	Interest rate swaps	61	2	-	80	4	-
	Foreign currency swaps	779	-	140	776	-	147
	Forward contracts	147	4	-	182	9	-
	Equity contracts	150	7	3	77	4	3
Net investment hedges	Interest rate swaps	-	-	-	-	-	-
	Foreign currency swaps	-	-	-	160	-	23
Total derivatives in hedging relationships		$8,040	$88	$1,443	$8,070	$71	$1,553
Non-hedging relationships
	Interest rate swaps	$156,991	$12,658	$5,207	$150,738	$14,226	$5,489
	Interest rate futures	4,971	-	-	6,079	-	-
	Interest rate options	1,696	52	-	1,316	43	-
	Foreign currency swaps	6,630	293	449	6,681	348	439
	Currency rate futures	4,667	-	-	5,310	-	-
	Forward contracts	1,108	2	34	617	1	13
	Equity contracts	420	18	8	264	11	6
	Credit default swaps	289	7	-	264	7	-
	Equity futures	16,243	-	-	17,482	-	-
Total derivatives in non-hedging relationships		$193,015	$13,030	$5,698	$188,751	$14,636	$5,947
Total derivatives		$201,055	$13,118	$7,141	$196,821	$14,707	$7,500

Note 5 Policy Liabilities

The Company monitors experience and reviews the assumptions used in the calculation of policy liabilities on an ongoing basis to ensure they appropriately reflect future expected experience and any changes in the risk profile of the business.  Any changes to the methods and assumptions used in projecting future asset and liability cash flows will result in a change in policy liabilities.

For the three months ended March 31, 2013, the impact of changes in assumptions and model enhancements resulted in an increase in reserves and decrease in shareholders’ pre-tax income of $97 (2012 – decrease in reserves and increase in shareholders’ pre-tax income of $18).

Note 6 Risk Management

Sensitivities and risk exposure measures

Caution related to sensitivities: In these Consolidated Interim Financial Statements, the Company has provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of the Company’s internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, the Company cannot provide assurance that the actual impact on net income attributed to shareholders will be as indicated.

Variable annuity and segregated fund guarantees
The table below provides information related to the Company’s variable annuities and segregated funds products with guarantees. Under IFRS, the guarantees associated with these products are considered to be embedded derivatives. However, as these guarantees either contain significant insurance risk and/or are closely related to the host contract, the embedded derivatives are not required to be accounted for separately at fair value in the Company’s consolidated financial statements. Variable annuity and segregated fund guarantees make up the most material portion of the embedded derivatives exempt from separate measurement at fair value.

Variable annuity products with Guaranteed Minimum Death Benefit (“GMDB”) features guarantee the contract holder a minimum payment on death of, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; (b) the total deposits made to the

 Manulife Financial Corporation – First Quarter 2013

contract adjusted for any partial withdrawals plus a minimum return; or (c) the highest contract fund value on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Accumulation Benefit (“GMAB”) features guarantee the contract holder a minimum payment at the end of a specified term of either, depending on the contract features: (a) the total deposits made to the contract adjusted for any partial withdrawals; or (b) the highest contract fund valued on a prior specified anniversary date adjusted for any withdrawals following that specified anniversary date.

Variable annuity products with Guaranteed Minimum Income Benefit (“GMIB”) features provide a guaranteed minimum lifetime annuity, which may be elected by the contract holder after a stipulated waiting period (seven to 15 years). The Company ceased selling products with this guarantee in 2004.

Variable annuity products with Guaranteed Minimum Withdrawal Benefit (“GMWB”) features provide contract holders a minimum annual withdrawal amount over a specified time period or, in some cases, for as long as they live or as long as either they or their spouse lives, of a specified percentage of a benefit base, equaling total deposits adjusted for prior withdrawals in excess of specified allowed amounts. In some cases, depending on contract features, the benefit base may be increased at specified dates either (a) to the contract fund value if higher, or (b) by specified amounts in the case no withdrawals are made by the contract holder.

Variable annuity and segregated fund guarantees net of reinsurance

As at	March 31, 2013			December 31, 2012
	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$6,522	$5,117	$1,426	$6,581	$4,958	$1,630
Guaranteed minimum withdrawal benefit	65,633	60,769	5,727	65,481	58,659	7,183
Guaranteed minimum accumulation benefit	19,250	21,485	623	20,380	21,468	1,383
Gross living benefits(2)	$91,405	$87,371	$7,776	$92,442	$85,085	$10,196
Gross death benefits(3)	13,068	10,932	1,857	13,316	10,622	2,206
Total gross of reinsurance and hedging	$104,473	$98,303	$9,633	$105,758	$95,707	$12,402
Living benefits reinsured	$5,720	$4,502	$1,233	$5,780	$4,358	$1,427
Death benefits reinsured	3,666	3,279	644	3,673	3,140	709
Total reinsured	$9,386	$7,781	$1,877	$9,453	$7,498	$2,136
Total, net of reinsurance	$95,087	$90,522	$7,756	$96,305	$88,209	$10,266

(1)	Contracts with guaranteed long-term care benefits are included in this category.

(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category.

(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For GMDB, the net amount at risk is defined as the current GMDB in excess of the current account balance.  For GMIB, the net amount at risk is defined as the excess of the current annuitization income base over the current account value.  For all guarantees, the net amount at risk is floored at zero at the single contract level.

Publicly traded equity performance risk – risk exposure measures

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets. The potential impact is shown assuming that:

(a)	the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities including the provisions for adverse deviation, and

(b)
the change in value of the dynamically hedged variable annuity guarantee liabilities is not completely offset, including the assumption that the provision for adverse deviation is not offset and that the hedge assets are based on the actual position at the period end.

In addition, in the first quarter of 2013, the Company refined its assumptions and now assumes that it reduces the equity hedges in its macro equity risk hedging strategy.  The calculations continue to assume that the Company rebalances its macro equity hedges in negative market shock scenarios.

While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on shareholders’ net income.

 Manulife Financial Corporation – First Quarter 2013

Potential impact on net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2013	-30%	-20%	-10%	10%	20%	30%
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4)	$(990)	$(550)	$(210)	$70	$290	$450
Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(590)	(390)	(150)	(10)	(30)	(40)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4),(5)	$(1,580)	$(940)	$(360)	$60	$260	$410

As at December 31, 2012
					Restated(4)	Restated(4)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities(2), (3),(4)	$(1,210)	$(720)	$(310)	$200	$460	$670
Impact of assuming that the provisions for adverse deviation for dynamically hedged liabilities are not offset and that the hedging program rebalances at 5% market intervals(5)	(710)	(470)	(190)	(10)	(40)	(70)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(2),(3),(4),(5)	$(1,920)	$(1,190)	$(500)	$190	$420	$600

(1)             See “Caution related to sensitivities” above.

(2)
The impact for component related to general fund equities is calculated at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank of Canada. The sensitivities assume that the participating insurance contract funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(3)	Variable annuity guarantee liabilities include best estimate liabilities and associated provisions for adverse deviation.

(4)
In the first quarter of 2013, the Company refined its assumptions with respect to the amount of macro hedge offsets in the above calculations, and now assumes that it reduces the equity hedges in its Macro Hedge Program under positive market shock scenarios.

(5)
Represents the impact of re-balancing equity hedges for dynamically hedged variable annuity guarantee liabilities at five per cent market intervals. Also represents the impact of changes in markets on provisions for adverse deviation that are not hedged, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. basis risk, realized volatility and equity, interest rate correlations different from expected among other factors. For presentation purposes, numbers are rounded.

Interest rate and spread risk – risk exposure measures
The following table shows the potential impact on net income attributed to shareholders of a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates and corporate spreads, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. As the sensitivity to a 100 basis point decline in interest rates includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to rates for less than, or more than, the amounts indicated are unlikely to be linear. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The income impact does not allow for any potential changes to the ultimate reinvestment rate (“URR”) assumptions or other potential impacts of lower interest rate levels.

 Manulife Financial Corporation – First Quarter 2013

Potential impact on net income attributed to shareholders of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities, including embedded derivatives, and before the impact of the change in value of AFS fixed income investments(1),(2),(3),(4),(5)

	March 31, 2013				December 31, 2012
As at	-100	bp	+100	bp	-100	bp	+100	bp
General fund products(3)	$(300)		$300		$(200)		$-
Variable annuity guarantees(4)	(300)		100		(200)		200
Total	$(600)		$400		$(400)		$200

(1)	See ”Caution related to sensitivities” above.

(2)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(3)
The sensitivities assume that the participating insurance and investment contract funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.

(4)	For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.

(5)	For general fund adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

The $200 increase in sensitivity from December 31, 2012 was primarily attributable to the interest rate movements in the quarter and a change in the prescribed scenario used to determine reserves in Japan.

The potential impact on net income attributed to shareholders provided in the table above does not include any impact arising from the sale of fixed income assets held in the Company’s surplus segment.  Changes in the market value of these assets, if realized, may provide a natural economic offset to the interest rate risk arising from the Company’s product liabilities.  In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income unrealized gains or losses.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

As at	March 31, 2013	December 31, 2012
Corporate spreads(4)
Increase 50 basis points	$600	$500
Decrease 50 basis points	(600)	(1,000)
Swap spreads
Increase 20 basis points	$(500)	$(600)
Decrease 20 basis points	500	600

(1)	See ”Caution related to sensitivities” above. Actual results may differ materially from these estimates.

(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)	Corporate spreads are assumed to grade to the expected long-term average over five years.

As the sensitivity to  a 50 basis point decline in corporate spreads includes the impact of a change in prescribed reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.  Based on spreads at the end of the first quarter of 2013, a 50 basis point decline in corporate spreads would not result in a movement to a different prescribed reinvestment scenario for policy liability valuation in any jurisdictions.  As at December 31, 2012, the potential earnings impact of a 50 basis point decline in corporate spreads included approximately $400 related to the impact of the scenario change.

Credit risk

Credit quality
For mortgages and private placements, the Company evaluates credit quality through regular monitoring of credit related exposures, considering both qualitative and quantitative factors in assigning an internal risk rating.  These ratings are updated at least annually.

 Manulife Financial Corporation – First Quarter 2013

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome.  The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

The following table summarizes the recorded investment by credit quality indicator.

As at March 31, 2013	AAA	AA	A	BBB	BB	B & lower	Total
Loans (excluding Manulife Bank of Canada)
Private placements	$743	$2,731	$5,905	$8,908	$845	$1,284	$20,416
Mortgages	2,142	2,214	6,015	8,511	729	304	19,915
Total	$2,885	$4,945	$11,920	$17,419	$1,574	$1,588	$40,331

As at December 31, 2012
Loans (excluding Manulife Bank of Canada)
Private placements	$697	$2,633	$5,709	$9,116	$835	$1,285	$20,275
Mortgages	2,301	2,024	3,781	10,749	631	357	19,843
Total	$2,998	$4,657	$9,490	$19,865	$1,466	$1,642	$40,118

For loans and mortgages held by Manulife Bank of Canada, the Company assigns an internal risk rating ranging from “1 – little or no risk” to “8 – doubtful”.  The internal risk ratings are updated at least annually and reflect the credit quality of the lending asset including such factors as original credit score and product characteristics.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery.  Write-offs, net of recoveries, are deducted from the allowance for credit losses.  All impairments are captured in the allowance for credit losses.

The following table summarizes the recorded investment by credit quality indicator.

As at March 31, 2013	1	2	3	4 & lower	Total
Manulife Bank of Canada
Mortgages	$-	$9,299	$6,162	$76	$15,537
Bank loans	-	399	1,644	57	2,100
Total	$-	$9,698	$7,806	$133	$17,637

As at December 31, 2012
Manulife Bank of Canada
Mortgages	$-	$9,425	$5,718	$96	$15,239
Bank loans	-	398	1,714	30	2,142
Total	$-	$9,823	$7,432	$126	$17,381

Past due or credit impaired financial assets
The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS bonds. Impairment losses on AFS bonds are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the bond. In addition, the Company reports as an impairment certain declines in the fair value of bonds designated as FVTPL which it deems represent an impairment.

The following table summarizes the carrying value or impaired value, in the case of impaired bonds, of the Company’s financial assets that are considered past due or impaired.

 Manulife Financial Corporation – First Quarter 2013

	Past due but not impaired
As at March 31, 2013	Less than 90 days	90 days and greater	Total	Total impaired
Bonds
FVTPL	$1	$-	$1	$146
AFS	-	-	-	16
Loans
Private placements	231	-	231	75
Mortgages and bank loans	68	15	83	54
Other financial assets	38	64	102	4
Total	$338	$79	$417	$295

As at December 31, 2012
Bonds
FVTPL	$69	$-	$69	$156
AFS	4	-	4	15
Loans
Private placements	102	12	114	83
Mortgages and bank loans	79	27	106	81
Other financial assets	67	43	110	2
Total	$321	$82	$403	$337

The following table summarizes the Company’s loans that are considered impaired.

Impaired loans
As at and for the three months ended March 31,2013	Recorded investment(1)	Unpaid principal balance	Related allowance	Average recorded investment(1)	Interest income recognized
Private placements	$111	$138	$36	$115	$-
Mortgages and bank loans	86	76	32	111	-
Total	$197	$214	$68	$226	$-

As at and for the year ended December 31, 2012
Private placements	$118	$140	$35	$164	$-
Mortgages and bank loans	135	126	54	167	-
Total	$253	$266	$89	$331	$-

(1)	Recorded investment is the carrying amount of the investment after any direct write-offs, but before deducting any related allowances for impairment.

Allowance for loan losses

For the three months ended March 31,	2013			2012
	Mortgages and bank loans	Private placements	Total	Mortgages and bank loans	Private placements	Total
Balance, January 1	$54	$35	$89	$53	$41	$94
Provisions	5	4	9	10	-	10
Recoveries	(1)	-	(1)	(2)	-	(2)
Write-offs(1)	(26)	(3)	(29)	-	(1)	(1)
Balance, March 31	$32	$36	$68	$61	$40	$101

(1)  Includes disposals and impact of changes in foreign exchange rates.

 Manulife Financial Corporation – First Quarter 2013

Securities lending, repurchase and reverse repurchase transactions
The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company.  The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at March 31, 2013, the Company had loaned securities (which are included in invested assets) with a market value of $1,510 (December 31, 2012 – $1,456). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in repurchase and reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments.  As at March 31, 2013, the Company had engaged in reverse repurchase transactions of $539 (December 31, 2012 – $608) which are recorded as short-term receivables.  There were outstanding repurchase agreements of $598 as at March 31, 2013 (December 31, 2012 – $641) which are recorded as payables.

Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash bond investing.  The Company will not write CDS protection in excess of its government bond holdings.  A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium.  CDS contracts typically have a five year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at March 31, 2013	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	96	3	4
A	168	3	4
Total single name CDSs	$289	$7	4
Total CDS protection sold	$289	$7	4

As at December 31, 2012
Single name CDSs(1)
Corporate debt
AAA	$25	$1	4
AA	85	3	4
A	144	3	4
BBB	10	-	5
Total single name CDSs	$264	$7	4
Total CDS protection sold	$264	$7	4

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS and Fitch. If no rating is available from a rating agency, an internally developed rating is used.

(2)
Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the credit default swaps is weighted based on notional amounts.

The Company holds no purchased credit protection at March 31, 2013 (December 31, 2012 – nil).

Derivatives
The Company’s point in time exposure to losses related to the credit risk of the counterparty of derivatives transactions is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in negative positions and the impact of collateral on hand.  The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with counterparties rated A- or higher.  As at March 31, 2013, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 14 per cent (December 31, 2012 – 19 per cent). As at March 31, 2013, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $2,466 (December 31, 2012 –

 Manulife Financial Corporation – First Quarter 2013

$2,922). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $3 (December 31, 2012 – nil).

Offsetting financial assets and financial liabilities
The Company does not offset financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties to manage credit risk exposure in accordance with Credit Support Annex agreements.  Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements.  Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at March 31, 2013	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts (3)	Net amount excluding financing trusts
Financial assets
Derivative assets	$13,550	$(6,350)	$(7,055)	$145	$145
Securities lending	1,510	-	(1,510)	-	-
Reverse repurchase agreements	539	(7)	(532)	-	-
Total financial assets	$15,599	$(6,357)	$(9,097)	$145	$145
Financial liabilities
Derivative liabilities	$(7,546)	$6,350	$914	$(282)	$(4)
Repurchase agreements	(598)	7	591	-	-
Total financial liabilities	$(8,144)	$6,357	$1,505	$(282)	$(4)
As at December 31, 2012
Financial assets
Derivative assets	$15,216	$(6,648)	$(8,545)	$23	$23
Securities lending	1,456	-	(1,456)	-	-
Reverse repurchase agreements	608	(168)	(440)	-	-
Total financial assets	17,280	(6,816)	(10,441)	23	23
Financial liabilities
Derivative liabilities	$(7,885)	$6,648	$925	$(312)	$(12)
Repurchase agreements	(641)	168	473	-	-
Total financial liabilities	$(8,526)	$6,816	$1,398	$(312)	$(12)

(1)           The Company does not offset financial instruments. Financial assets and liabilities in the table above include accrued interest.

(2)
Financial and cash collateral excludes overcollateralization. As at March 31, 2013 the Company was over collateralized on OTC derivative assets and derivative liabilities in the amounts of $208 and $157, respectively (December 31, 2012 – $704 and $312, respectively). As at March 31, 2013, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts.

(3)
 The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivatives contracts entered into with these trusts.

Note 7 Fair Value Measurement

The Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques for determining the fair value of the financial instrument. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined in the notes to the Consolidated Financial Statements in the Company’s 2012 Annual Report.

The following table presents fair values of the Company’s assets and liabilities measured at fair value in the Consolidated Statements of Financial Position, categorized by level under the fair value hierarchy.

 Manulife Financial Corporation – First Quarter 2013

As at March 31, 2013	Total fair value	Level 1	Level 2	Level 3
ASSETS
Cash and short-term securities
FVTPL	$382	$-	$382	$-
AFS	7,843	-	7,843	-
Other	3,905	3,905	-	-
Bonds
FVTPL
Canadian government and agency(1)	13,379	-	12,982	397
U.S. government and agency(1)	18,408	-	18,228	180
Other government and agency(1)	11,734	-	10,907	827
Corporate(1)	55,004	-	52,850	2,154
Residential mortgage/asset-backed securities	199	-	13	186
Commercial mortgage/asset-backed securities	1,331	-	1,120	211
Other securitized assets	1,523	-	1,396	127
AFS
Canadian government and agency(1)	3,005	-	2,591	414
U.S. government and agency(1)	8,888	-	8,885	3
Other government and agency(1)	1,901	-	1,833	68
Corporate(1)	4,635	-	4,439	196
Residential mortgage/asset-backed securities	308	-	265	43
Commercial mortgage/asset-backed securities	129	-	91	38
Other securitized assets	192	-	151	41
Equities
FVTPL	11,112	11,111	-	1
AFS	1,781	1,779	-	2
Real estate – investment property(2)	7,866	-	-	7,866
Other invested assets(3)	7,183	-	-	7,183
Derivative assets
Interest rate contracts	12,787	-	12,713	74
Foreign exchange contracts	299	-	298	1
Equity contracts	25	-	12	13
Credit default swaps	7	-	7	-
Segregated funds net assets(4)	219,449	200,875	16,330	2,244
Total assets carried at fair value	$393,275	$217,670	$153,336	$22,269
LIABILITIES
Derivative liabilities
Interest rate contracts	$6,488	$-	$6,455	$33
Foreign exchange contracts	642	-	602	40
Equity contracts	11	-	2	9
Credit default swaps	-	-	-	-
Investment contract liabilities	635	-	635	-
Segregated funds net liabilities(4)	219,449	200,875	16,330	2,244
Total liabilities carried at fair value	$227,225	$200,875	$24,024	$2,326

(1)
The assets included in Level 3 are primarily private placement issuances that are not traded in active markets or that are subject to transfer restrictions. Fair value is determined based on discounted cash flow models using discount rates based on credit spreads, yields or price levels of publicly traded debt of the issuer or other comparable securities, considering illiquidity and structure. The significant unobservable input is the yield at or beyond the 30 year point and ranged from 0 to 61 basis points during the period.

(2)
For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.75% to 8.00% during the period) and terminal capitalization rate (ranging from 5.10% to 9.00% during the period). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable input generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)
Other invested assets measured at fair value include private equity and fixed income investments held primarily in power and infrastructure and timber sectors.  The significant inputs used in the valuation of the Company's power and infrastructure investments are future distributable cash flows, terminal values and discount rates.  Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 9% to 18%.  Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.25% to 6.25%. A range of prices for timber is not meaningful given the disparity in estimates by property.

(4)
Segregated funds net assets are recorded at fair value.  The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued by third party valuation service providers, as described above.

 Manulife Financial Corporation – First Quarter 2013

For assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses summarized fair value information categorized by level in the preceding hierarchy, together with the related carrying values.

As at March 31, 2013	Carrying value	Total fair value	Level 1	Level 2	Level 3
ASSETS
Loans
Mortgages	$35,452	$37,782	$-	$37,782	$-
Private placements	20,416	22,538	-	18,168	4,370
Policy loans(1)	6,948	6,948	-	6,948	-
Bank loans(2)	2,100	2,108	-	2,108	-
Real estate – own use property(3)	795	1,425	-	-	1,425
Other invested assets(4)	4,833	4,902	-	5	4,897
Total assets disclosed at fair value	$70,544	$75,703	$-	$65,011	$10,692
LIABILITIES
Investment contract liabilities	$1,811	$1,973	$-	$1,973	$-
Long-term debt(5)	4,721	5,193	5,018	175	-
Liabilities for preferred shares and capital instruments(5)	4,113	4,467	2,280	2,187	-
Bank deposits(6)	19,241	19,320	-	19,320	-
Total liabilities disclosed at fair value	$29,886	$30,953	$7,298	$23,655	$-

 (1)           The fair value of policy loans is equal to their unpaid principal balances (Level 2).

(2)
The fair value of fixed-rate bank loans is determined by discounting expected future cash flows at market interest rates for instruments with similar remaining terms and credit risks (Level 2).  Fair value for variable-rate bank loans is assumed to be their carrying values since there are no fixed spreads (Level 2).

(3)	Fair value of own use real estate and the level of the fair value hierarchy is calculated in accordance with the methodologies described for Real estate – investment property in note 2.

(4)	Other invested assets disclosed at fair value include $2,665 of leveraged leases which are shown at their carrying values as fair value is not calculated on these instruments.

(5)
The fair value of the long-term debt and liabilities for preferred shares and capital instruments is determined using quoted market prices where available (Level 1).  When quoted market prices are not available the fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

(6)	The fair value of bank deposits is determined by discounting the contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions (Level 2).

Transfers of Level 1 and Level 2 assets and liabilities

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value.  Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market.  During the quarter ended March 31, 2013, the Company had no transfers from Level 1 to Level 2.  Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market.  The Company also had no transfers from Level 2 to Level 1 during quarter ended March 31, 2013.

Assets and liabilities measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The table below provides a fair value roll forward for the assets and liabilities measured at fair value for which significant unobservable inputs (Level 3) are used in the fair value measurement for the three months ended March 31, 2013.  The Company classifies the fair values of assets and liabilities as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due partly to observable and unobservable factors.

 Manulife Financial Corporation – First Quarter 2013

		Net realized / unrealized gains (losses) included in:						Transfers
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases	Issuances	Sales	Settlements	Into Level 3(3)	Out of Level 3(3)	Currency movement	Balance as at March 31, 2013	Change in unrealized gains (losses) on instruments still held
Bonds
FVTPL
Canadian government & agency	$396	$(11)	$-	$12	$-	$-	$-	$-	$-	$-	$397	$(11)
U.S. government & agency	180	(4)	-	-	-	-	-	-	-	4	180	(4)
Other government & agency	800	(18)	-	56	-	(17)	(5)	-	-	11	827	(18)
Corporate	2,094	(8)	-	134	-	(18)	(10)	29	(64)	(3)	2,154	(8)
Residential mortgage/asset- backed securities	194	15	-	-	-	(12)	(15)	-	-	4	186	9
Commercial mortgage/asset- backed securities	203	7	-	-	-	-	(3)	-	-	4	211	13
Other securitized assets	135	5	-	-	-	-	(16)	-	-	3	127	1
	$4,002	$(14)	$-	$202	$-	$(47)	$(49)	$29	$(64)	$23	$4,082	$(18)
AFS
Canadian government & agency	$210	$-	$(5)	$210	$-	$-	$-	$-	$-	$(1)	$414	$-
U.S. government & agency	3	-	-	-	-	-	-	-	-	-	3	-
Other government & agency	69	-	-	1	-	(2)	-	-	-	-	68	-
Corporate	151	-	(2)	1	-	-	-	49	-	(3)	196	-
Residential mortgage/asset- backed securities	49	4	2	-	-	(6)	(7)	-	-	1	43	-
Commercial mortgage/asset- backed securities	40	(3)	3	-	-	-	(3)	-	-	1	38	-
Other securitized assets	41	-	1	-	-	-	(2)	-	-	1	41	-
	$563	$1	$(1)	$212	$-	$(8)	$(12)	$49	$-	$(1)	$803	$-
Equities
FVTPL	$-	$1	$-	$-	$-	$-	$-	$-	$-	$-	$1	$-
AFS	-	-	-	2	-	-	-	-	-	-	2	-
	$-	$1	$-	$2	$-	$-	$-	$-	$-	$-	$3	$-
Real estate - investment property	$7,724	$15	$-	$78	$-	$(24)	$-	$-	$-	$73	$7,866	$13
Other invested assets	6,830	59	-	245	-	(15)	(64)	5	-	123	7,183	55
	$14,554	$74	$-	$323	$-	$(39)	$(64)	$5	$-	$196	$15,049	$68
Net derivatives	$(6)	$13	$(1)	$14	$-	$(22)	$-	$-	$1	$6	$5	$3
Segregated funds net assets	2,212	(2)	-	15	-	(25)	-	(1)	-	45	2,244	5
	$21,325	$73	$(2)	$768	$-	$(141)	$(125)	$82	$(63)	$269	$22,186	$58

(1)
These amounts are included in investment income on the Consolidated Statements of Income, except for the segregated funds amount which is included in the Investment related section of the changes in net assets for segregated funds (note 14).

(2)	These amounts are included in accumulated other comprehensive income (loss) on the Consolidated Statements of Financial Position.

(3)	For financial assets that are transferred into and/or out of Level 3, the Company uses the fair value of the assets at the beginning of the period.

The Company may hedge positions with offsetting positions that are classified in a different level.

The transfers into Level 3 primarily result from securities that were impaired during the period or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3.  The transfers from Level 3 primarily result from observable market data now being available from the entire term structure of the bond.

 Manulife Financial Corporation – First Quarter 2013

Note 8 Long-Term Debt

As at	March 31, 2013	December 31, 2012
3.40% Senior notes (US$600)	$607	$595
4.90% Senior notes (US$500)	505	494
4.079% Medium term notes	898	898
4.896% Medium term notes	999	999
7.768% Medium term notes	598	598
5.161% Medium term notes	549	549
5.505% Medium term notes	399	399
4.67% Medium term notes(1)	-	350
Promissory note to MFLP(2)	150	150
Other notes payable	16	14
Total long-term debt	$4,721	$5,046

(1)    On March 28, 2006, MFC issued $350 in 4.67% medium term notes which matured on March 28, 2013.

(2)
As a result of the adoption of IFRS 10 (see note 2) and the resulting deconsolidation of MFLP, the Company excluded the 4.448% fixed/floating senior debentures issued by MFLP and included the promissory note issued to MFLP as liabilities of the Company, within Long-Term Debt.  On November 30, 2010, MFC issued the promissory note for $150 to MFLP. The note matures on December 16, 2016 and bears interest at the 90-day Bankers’ Acceptance rate plus 2.33%, payable quarterly.

Issue costs are amortized over the term of the debt.

Note 9 Liabilities for Preferred Shares and Capital Instruments

As at	March 31, 2013	December 31, 2012
Preferred shares – Class A Shares, Series 1	$344	$344
Senior debenture notes payable to Manulife Financial Capital Trust II	1,000	1,000
Surplus notes – 7.375% U.S. dollar	480	470
Subordinated debentures – 4.21% fixed/floating Canadian dollar	548	548
Subordinated debentures – 4.165% fixed/floating Canadian dollar	497	497
Subordinated debentures – 2.819% fixed/floating Canadian dollar	199	-
Subordinated notes payable to Manulife Finance (Delaware) LLC	1,045	1,044
Total	$4,113	$3,903

On February 25, 2013, MLI issued $200 in subordinated fixed/floating debentures, which mature on February 26, 2023. The debentures are guaranteed by MFC on a subordinated basis. The debentures bear interest at a fixed rate of 2.819% per annum, payable semi-annually for five years and thereafter at the 90-day Bankers’ Acceptance rate plus 0.95%,  payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest.  The subordinated debentures form part of the Company’s Tier 2B regulatory capital.

As a result of the adoption of IFRS 10 (see note 2) and the resulting deconsolidation of Manulife Financial Capital Trust II (“Trust II”) and MFLP, the Company excluded the Manulife Financial Capital Trust II Notes – Series 1 issued by Trust II and the 5.059% fixed/floating subordinated debentures issued by MFLP, and included the senior debenture notes issued to Trust II and the subordinated notes issued to MFLP as liabilities of the Company, within Liabilities for Preferred Shares and Capital Instruments.

Senior debenture issued to Manulife Financial Capital Trust II
On July 10, 2009, MLI issued a $1,000 senior debenture to Trust II. The debenture matures on December 31, 2108 and interest is payable semi-annually on June 30 and December 31. From July 10, 2009 to December 30, 2019, the rate of interest is 7.535% per annum. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five year Government of Canada bonds plus 5.2%.

On or after December 31, 2014, with regulatory approval, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019 or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

 Manulife Financial Corporation – First Quarter 2013

Subordinated notes payable to Manulife Finance (Delaware) LLC
On December 31, 2009, Manulife Holdings (Delaware) LLC (“MHDLL”) merged into John Hancock Holdings (Delaware) LLC and thereafter, on December 19, 2011, its name was changed to John Hancock Financial Corporation (“JHFC”).

On December 14, 2006, Manulife Holdings (Delaware) LLC (“MHDLL”),  a wholly owned subsidiary of MFC, issued a $650 subordinated note to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of MFLP. The note matures on December 15, 2036 and bears interest payable semi-annually at the 90-day Bankers’ Acceptance rate plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time for the amount of principal and unpaid interest.

On December 14, 2006, MHDLL issued a $550 senior note to MFLLC due to mature on December 15, 2016. On September 30, 2008, the $550 senior note payable to MFLLC was converted to subordinated debt and its interest rate was increased to the 90-day Bankers’ Acceptance rate plus 0.552% payable semi-annually. On November 30, 2010, JHFC redeemed $150 of its $550 subordinated note payable to MFLLC. On December 16, 2011, the parties agreed to extend the maturity of the $400 subordinated note to January 15, 2019.

Note 10 Share Capital

As at March 31, 2013, there were 37 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2012 – 34 million).

For the	three months ended	year ended
Number of common shares (in millions)	March 31, 2013	December 31, 2012
Balance, beginning of period	1,828	1,801
Issued under dividend reinvestment and share purchase plans	5	27
Balance, end of period	1,833	1,828

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the three months ended March 31,	2013	2012
Weighted average number of common shares (in millions)	1,828	1,802
Dilutive stock-based awards(1) (in millions)	2	2
Dilutive convertible instruments(2) (in millions)	26	115
Weighted average number of diluted common shares (in millions)	1,856	1,919

(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method.  This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

(2)
The holders of the convertible preferred shares have the right to redeem these instruments for MFC shares prior to the conversion date. Prior to the redemption of the Manulife Capital Securities series A and B on June 30, 2012, the holders had the right to redeem those instruments for MFC shares.

Note 11 Employee Future Benefits

(a)	Quarterly disclosures

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents.  Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.

	Pension plans		Retiree welfare plans
For the three months ended March 31,	2013	2012(1)	2013	2012(1)
Defined benefit current service cost	$9	$8	$1	$1
Defined benefit administrative expenses	2	1	-	-
Service cost	$11	$9	$1	$1
Interest on net defined benefit (asset) liability	8	9	2	3
Defined benefit cost	$19	$18	$3	$4
Defined contribution cost	16	16	-	-
Net benefit cost	$35	$34	$3	$4

 (1)           Restated due to accounting changes discussed in note 2 resulting in a decrease in net benefit cost of $24 for pension plans and an increase of $3 for retiree welfare plans.

 Manulife Financial Corporation – First Quarter 2013

For the year ended December 31, 2012(1)	Pension plans	Retiree welfare plans
Defined benefit current service cost	$33	$2
Defined benefit administrative expenses	3	-
Service cost	$36	$2
Interest on net defined benefit (asset) liability	37	13
Defined benefit cost	$73	$15
Defined contribution cost	51	-
Net benefit cost	$124	$15

 (1)           Restated due to accounting changes discussed in note 2 resulting in a decrease in net benefit cost of $97 for pension plans and an increase of $11 for retiree welfare plans.

(b)	Additional annual disclosures

As these interim consolidated financial statements are the Company’s first financial statements prepared after the effective date of the amendments to IAS 19, the following IAS 19 (2013) annual disclosures, that were not included in the Company’s most recent annual financial statements, have been included in these financial statements for the comparative annual period for the material plans. Certain information and footnote disclosures were omitted or condensed where such information is not considered material to the understanding of the Company’s interim financial information. For additional disclosures, refer to the Company’s 2012 Annual Consolidated Financial Statements.

Amounts recognizedin the Consolidated Statements of Financial Position

	Pension plans		Retiree welfare plans
	December 31,	January 1,	December 31,	January 1,
As at	2012	2012	2012	2012
Development of net defined benefit (asset) liability
Defined benefit obligation	$3,596	$3,524	$603	$682
Fair value of plan assets (1)	2,774	2,611	382	360
Deficit and net defined benefit liability	$822	$913	$221	$322
Deficit is comprised of:
Funded or partially funded plans	$95	$193	$87	$174
Unfunded plans	727	720	134	148
Deficit and net defined benefit liability	$822	$913	$221	$322

(1)
The fair value of plan assets does not include the rabbi trust assets that support the non-qualified U.S. retirement plan obligations for certain executives and retired executives in respect of service prior to May 1, 2008.  In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors.  At December 31, 2012, assets in the rabbi trust with respect to these defined benefit obligations were $360 (January 1, 2012 – $351) compared to the defined benefit obligations under the merged plan of $361 (January 1, 2012 – $360).

As at December 31, 2012	Pension plans	Retiree welfare plans
Changes in net defined benefit (asset) liability
Net defined benefit (asset) liability, ending balance prior year	$913	$322
Service cost	33	2
Interest on net defined benefit (asset) liability	37	13
Re-measurement effects recognized in OCI	(53)	(79)
Employer contributions	(99)	(34)
Administration costs	3	-
Impact of changes in foreign exchange rates	(12)	(3)
Net defined benefit (asset) liability, December 31	$822	$221

 Manulife Financial Corporation – First Quarter 2013

Disaggregation of defined benefit obligation

As at December 31, 2012	Pension plans	Retiree welfare plans
U.S. plans
Active members	$688	$40
Inactive and retired members	1,925	429
Total	$2,613	$469

Canadian plans
Active members	$280	$45
Inactive and retired members	703	89
Total	$983	$134
Defined benefit obligation	$3,596	$603

Remeasurement effects recognized in Other Comprehensive Income

For the year ended December 31, 2012	Pension plans	Retiree welfare plans
Actuarial (gains) losses on defined benefit obligations:
Experience	$17	$(20)
Demographic assumption changes	(14)	(3)
Economic assumption changes	188	(31)
Return on plan assets (greater) less than discount rate	(244)	(25)
Total remeasurement effects	$(53)	$(79)
Maturity profile
The weighted average duration of the defined benefit obligations is as follows.

As at December 31, 2012	Pension plans	Retiree welfare plans
U.S. plans	9.1	9.2
Canadian plans	11.8	12.1

Fair value measurements

The major categories of plan assets and the actual % allocation to each category are as follows.

U.S. plans(1)

	Pension plans		Retiree welfare plans
As at December 31, 2012	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$49	2%	$10	3%
Equity securities	980	47%	194	51%
Debt securities	919	44%	174	45%
Other investments(2)	149	7%	4	1%
Total	$2,097	100%	$382	100%

(1)
All of the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 6% of all U.S. pension and retiree welfare plan assets as at December 31, 2012.

(2)	Includes investments in private equity, timber and agriculture assets.

 Manulife Financial Corporation – First Quarter 2013

Canadian plans(1)

	Pension plans		Retiree welfare plans
As at December 31, 2012	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$-	-	$-	-
Equity securities	213	31%	-	-
Debt securities	457	68%	-	-
Other investments	7	1%	-	-
Total	$677	100%	$-	-
 (1)           All of the Canadian pension plan assets have daily quoted prices in active markets.

Note 12 Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer.  In addition, government and regulatory bodies in Canada, the United States and Asia regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

A class action covering Quebec residents only is pending in Quebec against the Company and a proposed class action lawsuit against the Company has been filed in Ontario on behalf of investors in Canada (except for Quebec residents).  The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature of these proceedings, it is not practicable to provide an estimate of financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Guarantees
Guarantees regarding Manulife Finance (Delaware), L.P.
MFC has guaranteed the payment of amounts on the $550 senior debentures due December 15, 2026 and the $650 subordinated debentures due December 15, 2041 issued by MFLP, a wholly owned financing trust.  The Company does not consolidate these debentures; however, the Company does have obligations in the same total principal amounts to MFLP and a subsidiary of MFLP (see note 2).

Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI.  On November 18, 2011, MFC provided a subordinated guarantee of the $550 subordinated debentures issued by MLI on November 18, 2011.  On February 17, 2012, MFC provided a subordinated guarantee of the $500 subordinated debentures issued by MLI on February 17, 2012. On February 25, 2013, MFC provided a subordinated guarantee of the $200 subordinated debentures issued by MLI on February 25, 2013.

 Manulife Financial Corporation – First Quarter 2013

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

For the three months ended March 31, 2013	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts
Total revenue	$53	$21	$6,051	$(6)	$21	$6,140
Net income (loss) attributed to shareholders	540	4	787	(236)	(555)	540

For the three months ended March 31, 2012
Total revenue	$79	$17	$3,763	$(135)	$77	$3,801
Net income (loss) attributed to shareholders	1,225	2	1,404	(190)	(1,216)	1,225

As at March 31, 2013
Invested assets	$39	$3	$227,526	$3,687	$(3)	$231,252
Total other assets	41,033	1,606	57,934	30,080	(83,791)	46,862
Segregated funds net assets	-	-	219,449	-	-	219,449
Insurance contract liabilities	-	-	200,196	12,691	(11,724)	201,163
Investment contract liabilities	-	-	2,446	-	-	2,446
Segregated funds net liabilities	-	-	219,449	-	-	219,449
Total other liabilities	15,708	1,453	52,073	20,554	(41,074)	48,714

As at December 31, 2012
Invested assets	$22	$2	$225,442	$3,657	$(1)	$229,122
Total other assets	30,473	1,613	58,504	9,889	(52,603)	47,876
Segregated funds net assets	-	-	207,985	-	-	207,985
Insurance contract liabilities	-	-	198,671	12,334	(11,417)	199,588
Investment contract liabilities	-	-	2,420	-	-	2,420
Segregated funds net liabilities	-	-	207,985	-	-	207,985
Total other liabilities	5,783	1,463	53,121	440	(10,976)	49,831

Guarantees regarding John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York
Details of guarantees regarding certain securities issued or to be issued by John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York are outlined in note 15.

 Manulife Financial Corporation – First Quarter 2013

Note 13 Segmented Information

The Company’s reporting segments are the Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market.  Revenues from the Company’s divisions are derived principally from life and health insurance, investment management and annuities and mutual funds.  The Corporate and Other segment is comprised of the Investment Division’s external asset management business, earnings on assets backing capital, net of amounts allocated to operating divisions, changes in actuarial methods and assumptions, the property and casualty and run-off reinsurance operations and other non-operating items.

By segment
As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2013	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,477	$774	$1,597	$23	$3,871
Annuities and pensions	297	152	279	-	728
Net premium income	$1,774	$926	$1,876	$23	$4,599
Net investment income (loss)	1,076	359	(949)	(935)	(449)
Other revenue	367	607	946	70	1,990
Total revenue	$3,217	$1,892	$1,873	$(842)	$6,140
Contract benefits and expenses
Life and health insurance	$1,922	$1,246	$553	$102	$3,823
Annuities and pensions	(215)	(105)	(657)	-	(977)
Net benefits and claims	$1,707	$1,141	$(104)	$102	$2,846
Interest expense	18	111	15	151	295
Other expenses	501	777	982	169	2,429
Total contract benefits and expenses	$2,226	$2,029	$893	$422	$5,570
Income (loss) before income taxes	$991	$(137)	$980	$(1,264)	$570
Income tax recovery (expense)	(48)	77	(254)	210	(15)
Net income (loss)	$943	$(60)	$726	$(1,054)	$555
Less net income (loss) attributed to:
Participating policyholders	6	2	-	-	8
Non-controlling interests	9	-	-	(2)	7
Net income (loss) attributed to shareholders	$928	$(62)	$726	$(1,052)	$540
Total assets	$62,785	$132,243	$279,801	$22,734	$497,563

 Manulife Financial Corporation – First Quarter 2013

By segment
As at and for the three months ended	Asia	Canadian	U.S.	Corporate
March 31, 2012	Division	Division	Division	and Other	Total
Revenue
Premium income
Life and health insurance	$1,426	$680	$1,342	$25	$3,473
Annuities and pensions	480	188	363	-	1,031
Net premium income	$1,906	$868	$1,705	$25	$4,504
Net investment income (loss)	566	36	(2,293)	(795)	(2,486)
Other revenue	239	551	902	91	1,783
Total revenue	$2,711	$1,455	$314	$(679)	$3,801
Contract benefits and expenses
Life and health insurance	$1,436	$719	$40	$(34)	$2,161
Annuities and pensions	(378)	(396)	(1,497)	-	(2,271)
Net benefits and claims	$1,058	$323	$(1,457)	$(34)	$(110)
Interest expense	17	80	10	173	280
Other expenses	505	757	924	129	2,315
Total contract benefits and expenses	$1,580	$1,160	$(523)	$268	$2,485
Income (loss) before income taxes	$1,131	$295	$837	$(947)	$1,316
Income tax recovery (expense)	1	26	(261)	166	(68)
Net income (loss)	$1,132	$321	$576	$(781)	$1,248
Less net income (loss) attributed to:
Participating policyholders	11	4	-	-	15
Non-controlling interests	10	-	-	(2)	8
Net income (loss) attributed to shareholders	$1,111	$317	$576	$(779)	$1,225
Total assets	$60,075	$122,921	$261,322	$19,776	$464,094

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location
For the three months ended
March 31, 2013	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$1,492	$652	$1,598	$129	$3,871
Annuities and pensions	297	152	279	-	728
Net premium income	$1,789	$804	$1,877	$129	$4,599
Net investment income (loss)	427	389	(1,275)	10	(449)
Other revenue	363	613	1,012	2	1,990
Total revenue	$2,579	$1,806	$1,614	$141	$6,140

March 31, 2012
Revenue
Premium income
Life and health insurance	$1,439	$569	$1,344	$121	$3,473
Annuities and pensions	480	188	363	-	1,031
Net premium income	$1,919	$757	$1,707	$121	$4,504
Net investment income (loss)	57	65	(2,606)	(2)	(2,486)
Other revenue	247	605	924	7	1,783
Total revenue	$2,223	$1,427	$25	$126	$3,801

 Manulife Financial Corporation – First Quarter 2013

Note 14 Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The composition of net assets by categories of segregated funds  was within the following ranges for the year ended December 31, 2012.

Type of Fund	Percentage
Money market funds	2 to 5%
Fixed income funds	16 to 20%
Balanced funds	25 to 30%
Equity funds	45 to 55%

Money market funds consist of investments that have a term of maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield bonds. Relative to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”). The carrying value and change in segregated fund net assets are as follows.

Segregated funds net assets

As at	March 31, 2013	December 31, 2012
Investments, at market value
Cash and short-term securities	$1,451	$2,075
Bonds	1,102	1,088
Equities	12,119	11,642
Mutual funds	202,688	191,109
Other investments	2,401	2,379
Accrued investment income	71	77
Other liabilities, net	(217)	(219)
Total segregated funds net assets	$219,615	$208,151
Composition of segregated fund net assets
Held by policyholders	$219,449	$207,985
Held by the Company (seed money reported in other invested assets)	166	166
Total segregated funds net assets	$219,615	$208,151

Changes in segregated funds net assets

For the three months ended March 31,	2013	2012
Net policyholder cash flow
Deposits from policyholders	$6,284	$6,294
Net transfers to general fund	(85)	(158)
Payments to policyholders	(6,730)	(6,061)
	$(531)	$75
Investment related
Interest and dividends	$334	$337
Net realized and unrealized investment gains	10,471	14,283
	$10,805	$14,620
Other
Management and administration fees	$(988)	$(956)
Impact of changes in foreign exchange rates	2,178	(3,844)
	$1,190	$(4,800)
Net additions	$11,464	$9,895
Segregated funds net assets, beginning of period	208,151	196,058
Segregated funds net assets, end of period	$219,615	$205,953

 Manulife Financial Corporation – First Quarter 2013

Information regarding the determination of the fair values of assets held by the segregated funds is included in note 7.

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. Investment returns on these products belong to the policyholders; accordingly the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products.

The liabilities related to the guarantees associated with these products are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. Note 6 provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 15    Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance
         Company (U.S.A.) and Fixed Investments in Deferred Annuity Contracts to be Issued by John Hancock Life Insurance Company of New York

The following condensed consolidating financial information, presented in accordance with IFRS, have been included in these interim consolidated financial statements with respect to John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) and John Hancock Life Insurance Company of New York (“JHNY”) in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC, JHUSA and JHNY that relate to MFC’s guarantee of certain securities to be issued by its subsidiaries and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA and JHNY.  For information about these subsidiaries, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan refer to note 24 of the Company’s 2012 Annual Consolidated Financial Statements.

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at March 31, 2013	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$39	$87,590	$8,607	$135,080	$(64)	$231,252
Investments in unconsolidated subsidiaries	30,862	4,259	1	22,182	(57,304)	-
Reinsurance assets	-	29,489	2,862	3,977	(17,486)	18,842
Other assets	10,171	20,554	1,073	35,041	(38,819)	28,020
Segregated fund net assets	-	136,134	8,086	77,273	(2,044)	219,449
Total assets	$41,072	$278,026	$20,629	$273,553	$(115,717)	$497,563
Liabilities and equity
Insurance contract liabilities	$-	$107,566	$7,021	$104,716	$(18,140)	$201,163
Investment contract liabilities and deposits	-	1,455	118	879	(6)	2,446
Other liabilities	10,809	19,659	3,521	43,787	(37,896)	39,880
Long-term debt	4,555	-	-	16	150	4,721
Liabilities for preferred shares and capital instruments	344	1,029	-	13,290	(10,550)	4,113
Segregated fund net liabilities	-	136,134	8,086	77,273	(2,044)	219,449
Shareholders' equity	25,364	12,183	1,883	33,166	(47,233)	25,363
Participating policyholders' equity	-	-	-	154	-	154
Non-controlling interests in subsidiaries	-	-	-	272	2	274
Total liabilities and equity	$41,072	$278,026	$20,629	$273,553	$(115,717)	$497,563

 Manulife Financial Corporation – First Quarter 2013

Condensed Consolidating Statement of Financial Position
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
As at December 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Assets
Invested assets	$22	$87,557	$8,505	$133,107	$(69)	$229,122
Investments in unconsolidated subsidiaries	30,069	3,991	1	11,418	(45,479)	-
Reinsurance assets	-	29,320	2,848	3,937	(17,424)	18,681
Other assets	404	21,270	1,084	24,782	(18,345)	29,195
Segregated fund net assets	-	127,717	7,638	74,701	(2,071)	207,985
Total assets	$30,495	$269,855	$20,076	$247,945	$(83,388)	$484,983
Liabilities and equity
Insurance contract liabilities	$-	$107,585	$6,980	$103,077	$(18,054)	$199,588
Investment contract liabilities and deposits	-	1,417	111	898	(6)	2,420
Other liabilities	557	20,709	3,574	33,203	(17,161)	40,882
Long-term debt	4,882	-	-	14	150	5,046
Liabilities for preferred shares and capital instruments	344	1,008	-	3,366	(815)	3,903
Segregated fund net liabilities	-	127,717	7,638	74,701	(2,071)	207,985
Shareholders' equity	24,712	11,419	1,773	32,161	(45,353)	24,712
Participating policyholders' equity	-	-	-	146	-	146
Non-controlling interests in subsidiaries	-	-	-	379	(78)	301
Total liabilities and equity	$30,495	$269,855	$20,076	$247,945	$(83,388)	$484,983

 Manulife Financial Corporation – First Quarter 2013

Condensed Consolidating Statement of Income

		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2013	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,299	$86	$3,214	$-	$4,599
Net investment income (loss)	55	(1,106)	(39)	930	(289)	(449)
Net other revenue	(2)	409	33	904	646	1,990
Total revenue	$53	$602	$80	$5,048	$357	$6,140
Policy benefits and expenses
Net benefits and claims	$-	$(667)	$(66)	$2,631	$948	$2,846
Commissions, investment and general expenses	13	680	37	1,932	(305)	2,357
Goodwill impairment	-	-	-	-	-	-
Other expenses	73	89	3	488	(286)	367
Total policy benefits and expenses	$86	$102	$(26)	$5,051	$357	$5,570
(Loss) income before income taxes	$(33)	$500	$106	$(3)	$-	$570
Income tax recovery (expense)	9	(83)	(33)	92	-	(15)
(Loss) income after income taxes	$(24)	$417	$73	$89	$-	$555
Equity in net income (loss) of unconsolidated subsidiaries	564	106	-	523	(1,193)	-
Net income (loss)	$540	$523	$73	$612	$(1,193)	$555
Net income (loss) attributed to:
Non-controlling interests in subsidiaries	$-	$-	$-	$8	$(1)	$7
Participating policyholders	-	(4)	3	3	6	8
Shareholders	540	527	70	601	(1,198)	540
	$540	$523	$73	$612	$(1,193)	$555

Condensed Consolidating Statement of Income
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
For the three months ended	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
March 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Revenue
Net premium income	$-	$1,299	$79	$3,126	$-	$4,504
Net investment income (loss)	77	(2,233)	(125)	116	(321)	(2,486)
Net other revenue	2	450	38	87	1,206	1,783
Total revenue	$79	$(484)	$(8)	$3,329	$885	$3,801
Policy benefits and expenses
Net benefits and claims	$-	$(1,442)	$(131)	$(72)	$1,535	$(110)
Commissions, investment and general expenses	9	676	36	1,864	(341)	2,244
Other expenses	76	91	3	490	(309)	351
Total policy benefits and expenses	$85	$(675)	$(92)	$2,282	$885	$2,485
(Loss) income before income taxes	$(6)	$191	$84	$1,047	$-	$1,316
Income tax recovery (expense)	1	(31)	(28)	(10)	-	(68)
(Loss) income after income taxes	$(5)	$160	$56	$1,037	$-	$1,248
Equity in net income (loss) of unconsolidated subsidiaries	1,230	51	-	211	(1,492)	-
Net income (loss)	$1,225	$211	$56	$1,248	$(1,492)	$1,248
Net income (loss) attributed to:
Non-controlling interests in subsidiaries	$-	$-	$-	$11	$(3)	$8
Participating policyholders	-	(7)	7	6	9	15
Shareholders	1,225	218	49	1,231	(1,498)	1,225
	$1,225	$211	$56	$1,248	$(1,492)	$1,248

 Manulife Financial Corporation – First Quarter 2013

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2013	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation

Operating activities
Net income (loss)	$540	$523	$73	$612	$(1,193)	$555
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(564)	(106)	-	(523)	1,193	-
(Decrease) increase in insurance contract liabilities	-	(1,515)	(226)	1,160	-	(581)
Increase in investment contract liabilities	-	11	1	7	-	19
Decrease (increase) in reinsurance assets	-	333	65	(273)	-	125
Amortization of premium/discount on invested assets	-	(1)	4	5	-	8
Other amortization	-	23	-	81	-	104
Net realized and unrealized losses including impairments	2	2,146	175	579	-	2,902
Deferred income tax (recovery) expense	(9)	89	3	(250)	-	(167)
Stock option expense	-	1	-	6	-	7
Net (loss) income adjusted for non-cash items	$(31)	$1,504	$95	$1,404	$-	$2,972
Changes in policy related and operating receivables and payables	(18)	(1,993)	(60)	1,715	-	(356)
Cash (used in) provided by operating activities	$(49)	$(489)	$35	$3,119	$-	$2,616

Investing activities
Purchases and mortgage advances	$-	$(3,520)	$(373)	$(9,251)	$-	$(13,144)
Disposals and repayments	-	3,158	441	5,909	-	9,508
Changes in investment broker net receivables and payables	-	28	(5)	(192)	-	(169)
Net cash decrease from purchase of subsidiary	-	-	-	(73)	-	(73)
Redemption of preferred shares of subsidiaries	80	-	-	-	(80)	-
Capital contribution to unconsolidated subsidiaries	-	(90)	-	-	90	-
Return of capital from unconsolidated subsidiaries	-	6	-	-	(6)	-
Notes receivables from parent	-	-	-	(10,381)	10,381	-
Notes receivables from subsidiaries	(9,853)	3	-	-	9,850	-
Cash (used in) provided by investing activities	$(9,773)	$(415)	$63	$(13,988)	$20,235	$(3,878)

Financing activities
(Decrease) increase in repurchase agreements and securities sold but not yet purchased	$-	$(444)	$-	$374	$-	$(70)
Repayment of long-term debt	(350)	-	-	-	-	(350)
Issue of capital instruments, net	-	-	-	199	-	199
Net (redemption) increase in investment contract liabilities	-	(2)	4	(40)	-	(38)
Funds repaid, net	-	-	-	(79)	-	(79)
Changes in bank deposits, net	-	-	-	373	-	373
Shareholder dividends paid in cash	(192)	-	-	-	-	(192)
Distributions to non-controlling interests, net	-	-	-	(34)	-	(34)
Preferred shares issued, net	-	-	-	(80)	80	-
Capital contributions by parent	-	-	-	90	(90)	-
Return of capital to parent	-	-	-	(6)	6	-
Notes payable to parent	-	-	-	9,850	(9,850)	-
Notes payable to subsidiaries	10,381	-	-	-	(10,381)	-
Cash provided by (used in) financing activities	$9,839	$(446)	$4	$10,647	$(20,235)	$(191)

Cash and short-term securities
Increase (decrease) during the period	$17	$(1,350)	$102	$(222)	$-	$(1,453)
Effect of foreign exchange rate changes on cash and short-term securities	-	78	10	68	-	156
Balance, January 1	22	3,747	470	8,608	-	12,847
Balance, March 31	$39	$2,475	$582	$8,454	$-	$11,550

Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$22	$4,122	$492	$8,844	$-	$13,480
Net payments in transit, included in other liabilities	-	(375)	(22)	(236)	-	(633)
Net cash and short-term securities, January 1	$22	$3,747	$470	$8,608	$-	$12,847

End of period
Gross cash and short-term securities	$39	$2,745	$602	$8,744	$-	$12,130
Net payments in transit, included in other liabilities	-	(270)	(20)	(290)	-	(580)
Net cash and short-term securities, March 31	$39	$2,475	$582	$8,454	$-	$11,550

Supplemental disclosures on cash flow information:
Interest received	$4	$978	$105	$948	$-	$2,035
Interest paid	$69	$5	$-	$248	$(110)	$212
Income taxes paid	$-	$-	$-	$91	$-	$91

 Manulife Financial Corporation – First Quarter 2013

Consolidating Statement of Cash Flows
		John Hancock	John Hancock
	Manulife	Life Insurance	Life Insurance			Consolidated
	Financial	Company	Company of			Manulife
	Corporation	(U.S.A.)	New York	Other	Consolidation	Financial
For the three months ended March 31, 2012	(Guarantor)	(Issuer)	(Issuer)	Subsidiaries	Adjustments	Corporation
Operating activities
Net income (loss)	$1,225	$211	$56	$1,248	$(1,492)	$1,248
Adjustments for non-cash items in net income (loss):
Equity in net income of unconsolidated subsidiaries	(1,230)	(51)	-	(211)	1,492	-
Decrease in insurance contract liabilities	-	(2,391)	(278)	(740)	-	(3,409)
Increase in investment contract liabilities	-	17	1	18	-	36
Decrease (increase) in reinsurance assets	-	1,006	15	(1,016)	-	5
Amortization of premium/discount on invested assets	-	10	9	(5)	-	14
Other amortization	1	22	-	72	-	95
Net realized and unrealized losses including impairments	-	3,455	277	1,135	-	4,867
Deferred income tax (recovery) expense	(1)	(174)	(46)	207	-	(14)
Stock option expense	-	2	-	6	-	8
Net (loss) income adjusted for non-cash items	$(5)	$2,107	$34	$714	$-	$2,850
Changes in policy related and operating receivables and payables	(47)	(2,526)	(136)	2,138	-	(571)
Cash (used in) provided by operating activities	$(52)	$(419)	$(102)	$2,852	$-	$2,279
Investing activities
Purchases and mortgage advances	$-	$(4,210)	$(1,779)	$(9,801)	$-	$(15,790)
Disposals and repayments	-	4,738	1,737	5,873	-	12,348
Changes in investment broker net receivables and payables	-	82	(2)	(154)	-	(74)
Capital contribution to unconsolidated subsidiaries	-	(3)	-	-	3	-
Return of capital from unconsolidated subsidiaries	-	1	-	-	(1)	-
Notes receivables from affiliates	(8,000)	-	-	-	8,000	-
Notes receivables from parent	-	-	-	(8,352)	8,352	-
Notes receivables from subsidiaries	(338)	4	-	-	334	-
Cash (used in) provided by investing activities	$(8,338)	$612	$(44)	$(12,434)	$16,688	$(3,516)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$-	$(475)	$-	$(14)	$-	$(489)
Issue of capital instruments, net	-	-	-	497	-	497
Net issue (redemption) of investment contract liabilities	-	17	5	(14)	-	8
Funds repaid	-	-	-	(1)	-	(1)
Secured borrowings from securitization transactions	-	-	-	250	-	250
Changes in bank deposits, net	-	-	-	451	-	451
Shareholder dividends paid in cash	(175)	-	-	-	-	(175)
Contributions from non-controlling interests, net	-	-	-	8	-	8
Preferred shares issued, net	244	-	-	-	-	244
Capital contributions by parent	-	-	-	3	(3)	-
Return of capital to parent	-	-	-	(1)	1	-
Notes payable to affiliates	-	-	-	8,000	(8,000)	-
Notes payable to parent	-	-	-	334	(334)	-
Notes payable to subsidiaries	8,352	-	-	-	(8,352)	-
Cash provided by (used in) financing activities	$8,421	$(458)	$5	$9,513	$(16,688)	$793
Cash and short-term securities
Increase (decrease) during the period	$31	$(265)	$(141)	$(69)	$-	$(444)
Effect of foreign exchange rate changes on cash and short-term securities	-	(53)	(4)	(86)	-	(143)
Balance, January 1	58	3,038	230	8,940	-	12,266
Balance, March 31	$89	$2,720	$85	$8,785	$-	$11,679
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	$58	$3,363	$255	$9,123	$-	$12,799
Net payments in transit, included in other liabilities	-	(325)	(25)	(183)	-	(533)
Net cash and short-term securities, January 1	$58	$3,038	$230	$8,940	$-	$12,266
End of period
Gross cash and short-term securities	$89	$3,082	$104	$9,018	$-	$12,293
Net payments in transit, included in other liabilities	-	(362)	(19)	(233)	-	(614)
Net cash and short-term securities, March 31	$89	$2,720	$85	$8,785	$-	$11,679
Supplemental disclosures on cash flow information:
Interest received	$-	$1,059	$126	$930	$1	$2,116
Interest paid	$70	$105	$1	$273	$(146)	$303
Income taxes paid	$-	$-	$-	$170	$-	$170

 Manulife Financial Corporation – First Quarter 2013

Note 16 Comparatives

Certain comparative amounts have been reclassified to conform with the current period’s presentation.

 Manulife Financial Corporation – First Quarter 2013

SHAREHOLDER INFORMATION

MANULIFE FINANCIAL
CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON Canada M4W 1E5
Telephone 416 926-3000
Fax: 416 926-5454
Web site: www.manulife.com

INVESTOR RELATIONS
Financial analysts, portfolio managers
and other investors requiring financial
information may contact our Investor
Relations Department or access our
Web site at www.manulife.com
Fax: 416 926-6285
E-mail: investor_relations@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries please contact our Canadian Transfer Agent.

TRANSFER AGENTS
Canada
CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, ON Canada M5C 2W9
Local: 416-682-3860
Toll Free: 1 800 783-9495
Fax: 1 877 713-9291
E-mail: inquiries@cibcmellon.com
Online: www.cibcmellon.com
CIBC Mellon offices are also located in
Montreal, Halifax, Vancouver and Calgary.

United States
Computershare Shareowner Services LLC
480 Washington Blvd.
Jersey City, NJ 07310 USA
or
P.O. Box 358015
Pittsburgh, PA 15252-8015 U.S.A.
Telephone: 1 800 249-7702
E-mail: shrrelations@bnymellon.com
Online: www.bnymellon.com/shareowner/
equityaccess

Hong Kong
Registered Holders:
Computershare Hong Kong
Investor Services Limited
17M Floor, Hopewell Centre
183 Queen’s Road East,
Wan Chai, Hong Kong
Telephone: 852 2862–8555

Ownership Statement Holders:
The Hongkong and Shanghai
Banking Corporation Limited
Sub-Custody and Clearing,
Hong Kong Office
GPO Box 64 Hong Kong
Telephone: 852 2288-8346

Philippines
The Hongkong and Shanghai
Banking Corporation Limited
HSBC Stock Transfer Unit
7th Floor, HSBC Centre
3058 Fifth Avenue West
Bonifacio Global City
Taguig City, 1634
Philippines
Telephone: PLDT 632 581-7595;
GLOBE 632 976-7595

AUDITORS
Ernst & Young LLP
Chartered Accountants
Licensed Public Accountants
Toronto, Canada

The following Manulife Financial documents are available online at www.manulife.com
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholders Reports
•Public Accountability Statement
•Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at March 31, 2013, Manulife Financial had total capital of Cdn$30.1 billion, including Cdn$25.4 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ratings are among the strongest in the insurance industry.

Standard & Poor’s	AA-	(4th of 21 ratings)
Moody’s	A1	(5th of 21 ratings)
Fitch Ratings	AA-	(4th of 21 ratings)
DBRS	IC-1	(1st of 6 ratings)
A.M. Best	A+	(2nd of 15 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the New York Stock Exchange, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the first quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.As at March 31, 2013, there were 1,833 million common shares outstanding.

January 1 – March 31, 2013	Toronto Canadian $	New York United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$ 15.75	$ 15.70	$ 120.00	P 575
Low	$ 13.56	$ 13.75	$ 104.00	P 510
Close	$ 14.96	$ 14.72	$ 112.60	P 550
Average Daily Volume (000)	4,219	1,860	118	0.36

 Manulife Financial Corporation – First Quarter 2013

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The Manulife Financial documents available electronically are:
•Annual Report and Proxy Circular
•Notice of Annual Meeting
•Shareholder Reports
•Public Accountability Statement
•Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

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 Manulife Financial Corporation – First Quarter 2013

www.manulife.com